PROSPECTUS
--------------------------------------------------------------------------------
                               2,400,000 SHARES


                            NETSPEAK CORPORATION LOGO

                                  Common Stock
--------------------------------------------------------------------------------

NetSpeak Corporation ("NetSpeak" or the "Company") hereby offers 2,400,000 shares of common stock, par value $.01 per share (the "Common Stock"). Prior to this offering (the "Offering"), there has been no public market for the Common Stock and there can be no assurance that such a market will develop after completion of this Offering or, if developed, that it will be sustained. For information regarding the factors considered in determining the initial public offering price of the Common Stock, see "RISK FACTORS" and "UNDERWRITING." The Company's Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "NSPK."

ACT Networks, Inc. has indicated to the Company that it has an interest in purchasing $2,000,000 of the Common Stock in this Offering, see "BUSINESS."
--------------------------------------------------------------------------------
THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK AND IMMEDIATE SUBSTANTIAL DILUTION. SEE "RISK FACTORS" BEGINNING ON PAGE 7 AND "DILUTION."
--------------------------------------------------------------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

                     PRICE TO       UNDERWRITING      PROCEEDS TO
                      PUBLIC        DISCOUNTS(1)      COMPANY(2)
--------------------------------------------------------------------------------
Per Share  ......   $      8.75         $      .61    $      8.14
Total(3)   ......   $21,000,000         $1,470,000    $19,530,000

--------------------------------------------------------------------------------

(1) Does not include compensation payable to Josephthal Lyon & Ross Incorporated ("Josephthal") and Cruttenden Roth Incorporated (the "Underwriters") in the form of a non-accountable expense allowance. In addition, see "UNDERWRITING" for information concerning indemnification and contribution arrangements with and other compensation payable to the Underwriters.

(2) Before deducting expenses estimated to be $1,000,000, including the Underwriters' non-accountable expense allowance.

(3) The Company has granted to the Underwriters an option (the "Over-Allotment Option"), exercisable for a period of 30 days after the date of this Prospectus to purchase up to 360,000 additional shares of Common Stock upon the same terms and conditions set forth above, solely to cover over-allotments, if any. If the Over-Allotment Option is exercised in full, the total Price to Public, Underwriting Discounts and Proceeds to Company will be $24,150,000, $1,690,500 and $22,459,500, respectively. See
    "UNDERWRITING."
--------------------------------------------------------------------------------
The Common Stock is being offered by the Underwriters subject to prior sale when, as and if delivered to and accepted by the Underwriters, and subject to approval of certain legal matters by their counsel and to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify this Offering and to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock offered hereby will be made against payment on or about June 3, 1997 at the offices of Josephthal Lyon & Ross Incorporated, New York, New York.

Josephthal Lyon & Ross                                          Cruttenden Roth

The date of this Prospectus is May 29, 1997

                            [PHOTOGRAPHS OR ARTWORK]

--------------------------------------------------------------------------------
WebPhone- is a registered trademark of the Company.
                                ---------------
     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE, PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                              PROSPECTUS SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. INVESTORS SHOULD CAREFULLY CONSIDER THE INFORMATION SET FORTH UNDER THE HEADING "RISK FACTORS." EXCEPT AS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS (I) ASSUMES NO EXERCISE OF THE OVER-ALLOTMENT OPTION; (II) ASSUMES NO EXERCISE OF THE WARRANTS TO BE ISSUED BY THE COMPANY TO THE UNDERWRITERS, TO PURCHASE UP TO 240,000 SHARES OF COMMON STOCK (THE "ADVISORS' WARRANTS"); (III) ASSUMES THE EXERCISE UPON CONSUMMATION OF THIS OFFERING OF A WARRANT TO PURCHASE 452,855 SHARES OF COMMON STOCK (THE "MOTOROLA WARRANT") HELD BY MOTOROLA, INC. ("MOTOROLA"); (IV) DOES NOT GIVE EFFECT TO 207,679 SHARES OF COMMON STOCK ISSUABLE UPON THE EXERCISE OF ANOTHER OUTSTANDING WARRANT; AND (V) DOES NOT GIVE EFFECT TO 2,382,500 SHARES OF COMMON STOCK ISSUABLE UPON THE EXERCISE OF OUTSTANDING STOCK OPTIONS GRANTED UNDER THE COMPANY'S 1995 STOCK OPTION PLAN (THE "1995 PLAN").

                                  THE COMPANY

     NetSpeak develops, markets, licenses, and supports a suite of intelligent software modules which enable real-time, concurrent interactive voice, video and data transmission over packetized data networks such as the Internet and local-area and wide-area networks ("LANs" and "WANs", respectively). The Company believes that its technology is strategically positioned to capitalize on the rudimentary shift in corporate telecommunications philosophy as businesses seek to expand the functionality of their communication systems as well as optimize their use of packetized data networks. Netspeak is currently marketing a user-friendly core communications technology which enables, in a cost-effective manner, corporations and other users to enhance the role of their packetized data networks to support concurrent voice, video and data transmission. NetSpeak believes that as potential users become increasingly educated as to the benefits of integrating the two networks, significant revenue opportunities for the Company will be generated.

     The Company's software uses patent-pending intelligent virtual circuit switching technology to provide gateways between packetized data networks and traditional voice transmission networks. The technology also allows users to integrate into packetized data networks a variety of features and functions commonly found in traditional voice transmission networks, including automatic call distribution ("ACD"), multi-point conferencing, interactive voice response services, messaging services, and least cost routing, as well as to expand functionality by offering additional features such as concurrent voice and data transmission and video conferencing. The Company's patent-pending virtual circuit switching technology provides intelligent call routing which enables users to transparently communicate with each other on a point-to-point basis. The Company believes that its products and systems are designed to allow customers to integrate NetSpeak's technology into their existing network infrastructures without the need for significant upgrading, and can ultimately provide a complete software-based solution for the delivery of concurrent real-time interactive voice, video and data communications over packetized data networks.

     In order to facilitate and accelerate the acceptance of NetSpeak's technology as well as enhance the marketing and distribution of its products and systems, the Company has established a number of strategic alliances with various telecommunications and computer industry leaders. Under certain of these agreements, either the Company's technology is integrated into products which are marketed by its strategic partners or the Company's products and systems are marketed and distributed by its strategic partners through various distribution channels. The Company believes that these strategic alliances also offer access to its partners' leading edge technologies, as well as insights into market trends and product development.

     In August 1996, the Company established a strategic alliance with Motorola pursuant to which Motorola made a minority investment in the Company and the Company granted Motorola a right of first negotiation on licenses of the Company's technology as it applies to the cellular, cable and wireless communications industries. Motorola, through its affiliates, is also conducting a test trial of a system that uses the Company's products and systems and those of Motorola.

     Beginning in June 1996, the Company entered into a strategic alliance with Creative Technology, Ltd. ("Creative"), a world leader in the manufacture and distribution of audio cards and multimedia computer peripherals. Pursuant to such alliance, Creative made a minority investment in the Company. NetSpeak granted Creative a world-wide license to market, distribute and bundle NetSpeak's WebPhone client (or end-user) software under the Creative brand name in the retail distribution channel and the Company and Creative are jointly developing various other Internet-related software applications which use both the Company's and Creative's proprietary technologies, in such areas as multimedia applications for Internet Protocol ("IP") based networks.

     In May 1997, the Company entered into a Technology Development and License Agreement with ACT Networks, Inc. ("ACT"), an industry-leading provider of WAN access products which utilize frame relay systems to integrate voice, data and facsimile communications. Under the agreement, the Company will adapt certain of its software modules to execute on ACT's hardware products. In addition, the Company granted ACT a license to distribute a variety of the Company's products to ACT customers and ACT will integrate their respective technologies into a bundled solution to be distributed and marketed by both the Company and ACT. The Company has entered into a related agreement pursuant to which ACT has indicated that it has an interest in purchasing $2,000,000 of Common Stock in this Offering (228,571 shares or approximately 10% of the shares of Common Stock offered hereby).

     In August 1996, the Company established a strategic alliance with the Switching Systems Division of Rockwell International Corporation ("Rockwell"), an industry leader in medium to high end ACD systems. As part of this alliance, the Company's gateway products and ACD systems are being integrated into Rockwell's ACD systems. Beginning in November 1996, the Company entered into a strategic alliance with Infonet Services Corporation ("Infonet"), one of the largest commercial data network carriers in the world. Pursuant to such alliance, the Company will integrate its technology with Infonet's existing global data network, to enhance concurrent voice and data transmission over the network.

     In April 1997, the Company entered into a non-binding memorandum of understanding with Fujitsu Business Communication Systems ("Fujitsu"). In May 1997, the Company entered into an original equipment manufacturer ("OEM") agreement, pursuant to which Fujitsu will integrate, distribute and resell the Company's products to Fujitsu customers and undertake joint development efforts with the Company.

     In March 1997, the Company entered into a non-binding memorandum of understanding with Telstra R&D Management Pty, Ltd. ("TRDM"), a subsidiary of Telstra Corporation Ltd. ("TCL"), the Australian telecommunications carrier. In May 1997, the Company entered into a development and marketing agreement pursuant to which the Company and TRDM intend to integrate their respective existing technologies into a product which facilitates increased call completion rates for telecommunications carriers. The jointly developed product is intended to be marketed by both the Company and TRDM to other telecommunications carriers, including TCL.

     MCI Communications Corp. ("MCI"), one of the nation's largest long-distance carriers, has initially licensed and used limited quantities of the Company's products in MCI's new VAULT technology, designed to bridge traditional telephone networks with packetized data networks such as the Internet. MCI has subsequently selected the Company as one of its suppliers for components of its VAULT technology products and services, and is currently negotiating a volume software license agreement with the Company. The Company intends to establish additional strategic alliances.

     In addition to marketing its technology, products and systems with its strategic partners, NetSpeak has begun to market its products directly to end-users, including telephone companies, cable companies, and other common carriers, large business enterprises, ACD manufacturers and OEMs, governmental and educational entities, as well as to distributors, such as systems integrators ("SIs") and value added resellers ("VARs"). To date, such marketing efforts primarily have been limited to direct contacts with a number of these customers. In addition, NetSpeak is marketing its WebPhone client software products over the Internet, by advertising in computer periodicals and through distribution agreements with over 700 Internet service providers ("ISPs") worldwide. The Company is currently developing an in-house marketing and sales infrastructure.

     The Company's strategy is to become an industry leader in providing business solutions for concurrent real-time interactive voice, video and data transmission over packetized data networks. The Company intends to achieve its goal by (i) establishing strategic alliances to facilitate technological acceptance and enhance the marketing and distribution of its products and systems; (ii) expanding its internal marketing and sales efforts; and (iii) continuing research and development to enhance existing product applications, as well as develop new applications.

     NetSpeak was incorporated in the State of Florida on December 8, 1995 under the name "Comnet Corporation." The Company began using the mark "NetSpeak" on December 14, 1995 and formally assumed its present name on December 18, 1995, when it acquired Internet Telephone Company ("ITC"), which had begun development of the Company's technology in May 1995. Unless the context otherwise requires, references herein to "NetSpeak" or the "Company" are to NetSpeak and ITC, its subsidiary and Predecessor. The Company's executive offices are located at 902 Clint Moore Road, Suite 104, Boca Raton, Florida 33487, and Company's telephone number is (561) 997-4001.

                                 THE OFFERING

Common Stock offered by the Company   ......    2,400,000 shares.
Common Stock outstanding
 before the Offering   .....................    7,698,532 shares.
Common Stock to be outstanding
 after the Offering(1)    ..................    10,551,387 shares.
Use of Proceeds  ...........................    Expansion of sales and marketing efforts,
                                                additional research and development expenditures,
                                                capital expenditures and working capital and other
                                                general corporate purposes. See "Use of Proceeds."
Risk Factors  ..............................    The securities offered hereby involve a high degree
                                                of risk and immediate and substantial dilution. See
                                                "Risk Factors" and "Dilution."
Nasdaq National Market symbol   ............    "NSPK."

----------------
(1) Gives effect to exercise of the Motorola Warrant. Does not give effect to the exercise of (i) the Over-Allotment Option; (ii) the Advisors' Warrants to purchase 240,000 shares of Common Stock, exercisable at 120% of the initial public offering price per share; (iii) an outstanding warrant to purchase 207,679 shares of Common Stock exercisable at a price of $5.05 per share; and (iv) stock options granted under the 1995 Plan to purchase 2,263,500 shares of Common Stock at exercise prices ranging from $1.00 to $7.00 per share and 119,000 shares of Common Stock at an exercise price equal to the price per share in this Offering.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                    PREDECESSOR(1)                               SUCCESSOR(1)
                                   ------------------ ------------------------------------------------------------------
                                                                                                 THREE MONTHS
                                     MAY 15, 1995      DECEMBER 8, 1995   YEAR ENDED             ENDED MARCH 31,
                                    TO DECEMBER 18,    TO DECEMBER 31,    DECEMBER 31,     -----------------------------
                                         1995                1995            1996             1996             1997
                                   ------------------ ---------------------------------    -------------   -------------
STATEMENT OF OPERATIONS DATA:
Net revenues .....................      $        -         $        -       $    867,117     $   90,681      $  903,766
Total operating expenses .........         180,682            642,483          3,861,917        508,471       1,902,208
Loss from operations  ............        (180,682)          (642,483)        (2,994,800)      (417,790)       (998,442)
Net loss  ........................        (180,682)          (642,483)        (2,865,704)      (400,367)       (984,935)
Net loss per share ...............                                          $       (.35)    $    (0.05)     $    (0.12)
Shares used in computing net loss
 per share(2)   ..................                                             8,197,568      8,197,568       8,197,568


                                                        SUCCESSOR(1)
                                                       MARCH 31, 1997
                                    --------------------------------- -----------------
                                                                           PRO FORMA
                                        ACTUAL        PRO FORMA(3)    AS ADJUSTED(3)(4)
                                    -------------   ---------------   -----------------
BALANCE SHEET DATA:
Cash and cash equivalents  ......      $4,869,565       $7,360,268          $25,939,168
Working capital   ...............       2,711,290        5,201,993           24,030,893
Total assets   ..................       7,411,244        9,901,947           28,181,947
Shareholders' equity ............       4,693,968        7,184,671           25,714,671

----------------
(1) NetSpeak acquired ITC by issuing 2,500,000 shares of common stock, valued at $500,000, in exchange for all of the outstanding shares of ITC. The acquisition was accounted for as a purchase, and the purchase price was allocated to the assets acquired, including purchased research and development in process, and liabilities assumed based upon their fair value on the date of acquisition. The financial information identified herein as for the Predecessor is for ITC for the period May 15, 1995 (inception) to December 18, 1995, the date of its acquisition by NetSpeak. The financial information identified herein as for the Successor is for NetSpeak (including ITC on a consolidated basis from the date of acquisition) as of March 31, 1997 and for the period from December 8, 1995 (inception) to December 31, 1995, for the year ended December 31, 1996 and the three months ended March 31, 1996 and 1997.
(2) See Note 1 of "Notes to Consolidated Financial Statements" for an explanation of the determination of the number of shares and share equivalents used in computing the per share amounts. Does not give effect to the exercise of (i) the Over-Allotment Option; (ii) the Advisors' Warrants to purchase 240,000 shares of Common Stock, exercisable at 120% of the initial public offering price per share; and (iii) stock options to purchase 1,710,000 shares of Common Stock granted under the 1995 Plan prior to February 1, 1996, which are not included because such options were issued prior to the 12 months immediately preceding the Offering and the effect on net loss per share would be anti-dilutive.
(3) Gives the effect to exercise of the Motorola Warrant and the receipt of $2,490,703 or $5.50 per share therefrom. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(4) As adjusted to give effect to the sale by the Company of 2,400,000 shares of Common Stock at an initial public offering price of $8.75 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                 RISK FACTORS

     AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY IS SPECULATIVE IN NATURE AND INVOLVES A HIGH DEGREE OF RISK. IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING THE SHARES OF COMMON STOCK OFFERED HEREBY. THIS PROSPECTUS CONTAINS, IN ADDITION TO HISTORICAL INFORMATION, FORWARD- LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED BELOW AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS.

     LIMITED OPERATING HISTORY; ACCUMULATED NET LOSS; EARLY STAGE OF DEVELOPMENT. The Company commenced initial research and development efforts in May 1995, released its initial products in February 1996 and has only recently emerged from the development stage. Accordingly, the Company has only a limited operating history upon which an evaluation of the Company and its prospects can be based. As of March 31, 1997, the Company had an accumulated net loss of $4,493,122. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in an early stage of development, particularly companies in new and rapidly evolving industries. To address these risks and achieve profitability and increased sales levels, the Company must, among other things, establish and increase market acceptance of its technology, products and systems, respond effectively to competitive pressures, introduce on a timely basis products and systems incorporating its technology and enhancements to its product applications and successfully market and support its products and systems. There can be no assurance that the Company will achieve or sustain significant sales or profitability in the future. The Company has provided a valuation allowance for the full amount of the deferred tax asset arising from the Company's net operating loss carryforward. Such valuation allowance is the result of management's belief, based on the evaluation of currently available evidence, in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," that it is more likely than not that the Company will not generate sufficient future taxable income to utilize the net operating loss carryforward. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     UNCERTAINTY OF PRODUCT ACCEPTANCE IN DEVELOPING MARKETS; NEW PRODUCT DEVELOPMENT RISKS. The markets for the Company's technology, products and systems have only recently begun to develop and are rapidly evolving. In addition, the Company's products and systems are new and based on emerging technologies. As is typical in the case of new and rapidly evolving industries, demand and market acceptance for recently introduced technology and products are subject to a high level of uncertainty. Broad acceptance of the Company's technology, products and systems is critical to the Company's success and ability to generate revenues. Acceptance of the Company's technology, products and systems will be highly dependent on the functionality and performance of the products and systems and particularly on the success of the initial implementation of its products and systems. There can be no assurance that the Company will be successful in obtaining market acceptance of its technology, products and systems. In addition, the Company's products and systems must be adapted in certain instances to meet the specific requirements of the customer hardware or software in which it is to be integrated. The adaptation process can be time consuming and costly to both the Company and its customers and the acceptance of the product or system may depend, to a substantial extent, on the success of the adaptation.

     Furthermore, products and systems offered by the Company may contain undetected errors or defects when first introduced or as new versions are released. Introduction by the Company of products and systems with reliability, quality or compatibility problems could result in reduced revenues, uncollectible accounts receivable, delays in collecting accounts receivable and additional costs. There can be no assurance that, despite testing by the Company or by its customers, errors will not be found in the Company's products and systems after commencement of commercial deployment, resulting in product redevelopment costs and loss of, or delay in, market acceptance. In addition, there can be no assurance that the Company will not experience significant product returns in the future. Any such event could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business-Products" and "-Research and Development."

     NEED FOR CONTINUOUS PRODUCT DEVELOPMENT; RISKS OF RAPID TECHNOLOGICAL CHANGE. The markets for the Company's products and systems are characterized by rapidly changing technology. The introduction of products and systems which offer applications incorporating new technologies could render the Company's products obsolete and unmarketable and could exert price pressures on existing products. Further, the markets for the Company's products and systems, including the market for voice transmission over packetized data networks, are characterized by evolving industry standards and specifications. As new standards or specifications are adopted, the Company may be required to devote substantial time and expense in order to adapt its technology, products and systems. The Company's ability to anticipate changes in technology and industry standards and successfully develop and introduce enhanced product applications as well as new applications, in each case in a cost effective and timely manner, will be a critical factor in the Company's ability to grow and be competitive. There can be no assurance that the Company will successfully develop enhanced or new product applications, that any enhanced or new product application will achieve market acceptance, that the Company will be able to adapt its products or systems to comply with new standards or specifications, or that the introduction of new products or technologies by others will not render the Company's technology, products and systems obsolete. See "Business-Products and Systems" and "-Research and Development."

     LIMITED MARKETING EFFORTS; RELIANCE ON STRATEGIC PARTNERS. To date, the Company's marketing efforts primarily have been limited to establishing strategic alliances and, to a lesser extent, commencement of in-house marketing efforts to end-users and distributors. The Company believes that it will be dependent in the near term upon its strategic alliances, in particular those with Rockwell and Creative, to generate revenues from the sales of products and systems incorporating the Company's technology or products. Creative, one of the Company's strategic partners, accounted for approximately 44% and 76% of the Company's net revenues during the year ended December 31, 1996 and for the three months ended March 31, 1997, respectively. There can be no assurance that any strategic partner will actively distribute the Company's technology, products and systems or that, if they do so, that their efforts will be successful or generate significant revenues for the Company. Although the Company is currently developing an in-house marketing and sales infrastructure to focus on direct sales to potential end-users and distributors, there can be no assurance that the Company will have the necessary resources to do so, or that any such efforts undertaken will be successful. See "Business-Strategic Alliances" and "-Marketing and Sales."

     HIGHLY COMPETITIVE INDUSTRY. The Company is unaware of any other company which competes directly with the entire spectrum of products and systems it offers. The Company does, however, face competition for each of the individual products and systems. The Company competes with companies such as Vienna Systems Corporation ("Vienna Systems"), Lucent Technologies, Inc. ("Lucent"), VocalTec, Ltd. ("VocalTec") and Dialogic Corporation ("Dialogic") with respect to its gateway products. Principal competitors for NetSpeak's software-based business systems include companies such as Lucent. In the market for client software products, the Company competes with VocalTec, Microsoft Corporation ("Microsoft") and Intel Corporation ("Intel"), among others. The Company expects competition to persist, intensify and increase in the future. Many of the Company's current and potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than the Company. In addition, the Company competes with manufacturers of hardware-based business systems. Certain of these competitors may be existing or potential strategic partners. There can be no assurance that the Company will be able to compete effectively against its competitors. See "Business-Competition."

     DEPENDENCE ON KEY PERSONNEL. The Company's performance is substantially dependent on the performance of its executive officers, particularly Stephen R. Cohen, the Company's Chairman of the Board and Chief Executive Officer; Robert Kennedy, President and Chief Operating Officer and Shane D. Mattaway, Executive Vice President and Chief Technical Officer. Given the Company's early stage of development, it is dependent on its ability to retain and motivate high quality personnel, especially management and skilled development teams. The Company maintains $2,000,000 in key man life insurance on Mr. Mattaway. The Company currently does not intend to secure key man life insurance on other key personnel. The loss of the services of any of its executive officers or other key employees could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's future success also depends on its continuing ability to attract and retain additional highly qualified technical personnel. Competition for qualified personnel is intense and there can be no assurance that the Company will be able to attract, assimilate or retain qualified personnel in the future. The inability to attract and retain the necessary technical and other personnel could have a material adverse effect upon the Company's business, operating results and financial condition. See "Business-Research and Product Development" and "-Employees" and "Management."

     BENEFITS OF THE OFFERING TO CURRENT SHAREHOLDERS. The Offering will result in an initial offering price per share of Common Stock substantially in excess of the net tangible book value per share of Common Stock. In addition, the 8,151,387 shares of Common Stock held by existing shareholders, including the 452,855 shares of Common Stock to be issued upon exercise of the Motorola Warrant (which will represent, in the aggregate, approximately 77% of the outstanding Common Stock after completion of this Offering), were acquired for an effective cash consideration of $11,199,407, or an average of $1.37 per share, as compared to new investors who will by paying $21,000,000 or an initial public offering price of $8.75 per share for the 2,400,000 shares of Common Stock offered hereby, and which will represent approximately 23% of the outstanding Common Stock after completion of this Offering. Accordingly, existing shareholders will realize an effective appreciation of $7.38 per share of Common Stock in the value of their shares as a result of this Offering. See "Dilution." The Offering will also result in a public market for the Common Stock, which will be a benefit to affiliates and non- affiliates of the Company alike because prior to the Offering there had been no public market for the Common Stock.

     UNCERTAINTY REGARDING PATENTS AND PROPRIETARY RIGHTS. The Company's success will depend in part on its ability to obtain patent protection for its products, preserve its trade secrets and operate without infringing upon the proprietary rights of other parties. The Company has filed ten U.S. utility patent applications, eight U.S. provisional patent applications and one Patent Cooperation Treaty patent application relating to various aspects of the WebPhone client and server software, the virtual circuit switching technology, and techniques for resolving dynamically assigned Internet Protocol addresses. There can be no assurance that patent applications to which the Company holds rights will result in the issuance of patents, or that any issued patents will provide commercially significant protection to the Company's technology. In addition, there can be no assurance that others will not independently develop substantially equivalent proprietary information not covered by patents to which the Company owns rights or obtain access to the Company's know-how, or that others will not claim to have or will not be issued patents which may prevent the sale of one or more of the Company's products. In particular, Elk Industries, Inc. ("Elk Industries") has asserted in a letter to NetSpeak just prior to the expiration of U.S. Patent No. 4,124,773 owned by Elk Industries, that the Company's WebPhone client software product infringed the now expired patent. Given the initial distribution of the Company's WebPhone client software prior to expiration of the asserted patent, the Company believes any potential liability related to the allegation will not have a material effect on the Company's financial position or results of operations. In addition, in May 1997, the Company received a letter from e-Net, Inc. ("e-Net") alleging that the Company's WebPhone product infringes U.S. Patent No. 5,526,353 owned by e-Net. Although there can be no assurance of the outcome of this uncertainty, following an analysis of the subject patent and the WebPhone product, management believes the allegations are without merit and that any potential liability related to e-Net's allegations will not have a material effect on the Company's financial position or results of operations.

     Generally, litigation, which could be costly and time consuming, may be necessary to determine the scope and validity of others' proprietary rights, or to enforce any patents issued to the Company, in either case, in judicial or administrative proceedings. An adverse outcome could subject the Company to significant liabilities to third parties, require the Company to obtain licenses from third parties or require the Company to cease product sale and possibly alter the design of the products. There can be no assurance that any licenses required under any other third-party patents or proprietary rights would be made available on acceptable terms, if at all. In addition, the laws of certain countries may not protect the Company's intellectual property.

     The software market has traditionally experienced widespread unauthorized reproduction of products in violation of manufacturers' intellectual property rights. Such activity is difficult to detect and legal proceedings to enforce manufacturers' intellectual property rights are often burdensome and involve a high degree of uncertainty and costs. The Company's success is also dependent upon unpatented trade secrets which are difficult to protect. To help protect its rights, the Company currently requires employees, consultants and strategic partners to enter into confidentiality agreements that prohibit disclosure of the Company's proprietary information. The Company also currently requires employees and consultants to assign to the Company their ideas, developments, discoveries and inventions. There can be no assurance that these agreements will provide adequate protection for the Company's trade secrets, know-how, or other proprietary information in the event of any unauthorized use or disclosures. See "Business-Patents and Proprietary Rights."

     RISKS OF INTERNET DISTRIBUTION. The Company distributes certain of its client software products through, among other channels, the Internet. Distributing the Company's products through the Internet makes the Company's software products more susceptible to unauthorized copying and use than distribution through conventional means. The Company has allowed, and currently intends to continue to allow, potential customers to electronically download from the Internet basic versions of its software for free to evaluate the Company's products and subsequently order enhanced and other existing or future products.

     POTENTIAL EFFECTS OF GOVERNMENT REGULATION. At present, there are few laws or regulations that specifically address access to or commerce on the Internet. The increasing popularity and use of the Internet, however, enhance the risk that the governments of the United States and other countries in which the Company sells or expects to sell its products and systems will seek to regulate computer telephony and the Internet with respect to, among other things, user privacy, pricing, and the characteristics and quality of products and services. The Company is unable to predict the impact, if any, that future legislation, legal decisions or regulations concerning the Internet may have on its business, financial condition or results of operations.

     In March 1996, the America's Carriers Telecommunication Association (the "ACTA"), a group of telecommunications common carriers, filed a petition (the "ACTA Petition") with the Federal Communications Commission (the "FCC") arguing that providers (such as the Company) of computer software products that enable voice transmission over the Internet (Internet "telephone" services) are operating as common carriers without complying with various regulatory requirements and without paying certain charges required by law. The ACTA Petition argues that the FCC has the authority to regulate both the Internet and the providers of Internet "telephone" services and requests that the FCC declare its authority over interstate and international telecommunications services using the Internet, initiate rule-making proceedings to consider rules governing the use of the Internet for the provision of telecommunications services, and order providers of Internet "telephone" software to immediately cease the sale of such software. The FCC has thus far not granted relief sought under the ACTA Petition, however, any action taken by the FCC to grant the relief sought by ACTA or otherwise to regulate use of the Internet as a medium of communication, including any action to permit local exchange carriers to impose additional charges for connections used for Internet access, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business-Government Regulation."

     UNCERTAIN ABILITY TO MANAGE RAPID GROWTH. The Company has been rapidly expanding and expects to continue to expand its management, research and development, testing, quality control, marketing, sales and customer service and support operations, as well as its financial and accounting controls, all of which has placed and is expected to continue to place a significant strain on the Company. The Company has grown from a development staff of six persons at December 31, 1995 to 59 employees at March 31, 1997. Failure to integrate new personnel on a timely basis could have an adverse effect on the Company's operations. Furthermore, the expenses associated with expanding the Company's management team and hiring new employees have been and are being incurred prior to the generation of any significant revenues. If the Company's management is unable to manage growth effectively, the quality of the Company's products, its ability to retain key personnel and its business, financial condition and results of operations could be materially adversely affected.

     POTENTIAL FLUCTUATIONS IN OPERATING RESULTS. Significant annual and quarterly fluctuations in the Company's results of operations may be caused by, among other factors, the volume of revenues generated by the Company's strategic partners from sales of products and systems incorporating the Company's technology or products, the mix of distribution channels used by the Company, the timing of new product announcements and releases by the Company and its competitors and general economic conditions. There can be no assurance that the level of revenues and profits, if any, achieved by the Company in any particular fiscal period will not be significantly lower than in other, including comparable, fiscal periods. The Company's expense levels are based, in part, on its expectations as to future revenues. As a result, if future revenues are below expectations, net income or loss may be disproportionately affected by a reduction in revenues as any corresponding reduction in expenses may not be proportionate to the reduction in revenues. As a result, the Company believes that period-to- period comparisons of its results of operations may not necessarily be meaningful and should not be relied upon as indications of future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     POSSIBLE NEED FOR ADDITIONAL CAPITAL. The Company anticipates that, based on its present plans and assumptions, the net proceeds of this Offering, when combined with the Company's existing capital resources and anticipated revenues from operations, will be sufficient to enable it to maintain its current and planned operations for a period of at least 12 months after consummation of this Offering. If the Company's estimates or assumptions prove to be incorrect, the Company may require additional capital. Additional funding, whether obtained through public or private debt or equity financings, or from strategic alliances, may not be available when needed or may not be available on terms acceptable to the Company, if at all. Additional financings may result in dilution to existing shareholders. Failure to secure needed additional financing, if and when needed, may have a material adverse effect on the Company's business, financial condition, and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources."

     CONCENTRATION OF COMMON STOCK OWNERSHIP. Upon completion of this Offering, the directors and executive officers of the Company will beneficially own approximately 38% of the Common Stock (assuming the exercise of stock options held by such parties). Accordingly, management will have the ability to influence significantly the Company's affairs and operations following completion of this Offering including election of the Board of Directors. See "Principal Shareholders."

     SIGNIFICANT DILUTION TO NEW INVESTORS. Purchasers of shares of Common Stock in the Offering will experience immediate and substantial dilution in net tangible book value per share from the initial public offering price. Such dilution at March 31, 1997 would have been equal to $6.31 per share (or 72%) at an initial public offering price of $8.75 per share.

     LACK OF PRIOR PUBLIC MARKET AND POSSIBLE VOLATILITY OF STOCK PRICE. Prior to this Offering, there has been no public market for the Common Stock. Although the Common Stock has been approved for listing on the Nasdaq National Market, there can be no assurance that an active trading market will develop or be sustained. The initial public offering price for the Common Stock to be sold in this Offering will be arbitrarily determined by negotiation between the Company and the Representative, and does not necessarily bear any relationship to the Company's asset value, net worth or other established criteria of value, and should not be considered indicative of the actual value of the Common Stock and may bear no relationship to the price at which the Common Stock will trade after completion of this Offering. The market price of the Company's Common Stock is likely to be highly volatile and could be subject to wide fluctuations in response to quarterly variations in operating results, losses of significant customers, announcements of technological innovations or new products by the Company and its competitors, changes in financial estimates by securities analysts, or other events or factors, including the risk factors described herein. In addition, the stock market has experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many high technology companies and that often have been unrelated to the operating performance of such companies. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such a company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse effect on the Company's business, operating results and financial condition. See "Underwriting."

     POTENTIAL ADVERSE MARKET EFFECT OF FUTURE SALES OF COMMON STOCK. Upon completion of this Offering, the Company will have 10,551,387 shares of Common Stock outstanding. Of these shares, the 2,400,000 shares of Common Stock sold in this Offering will be freely tradeable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), except any such shares which may be acquired by an "affiliate" of the Company. Of the currently outstanding 8,151,387 shares of Common Stock (including the 452,855 shares to be issued upon exercise of the Motorola Warrant), the holders of 7,924,206 shares have agreed not to offer, sell or otherwise dispose of such shares for nine months after the date of this Prospectus without the prior written consent of Josephthal. After this period, 7,471,351 of the shares subject to this restriction will be eligible for sale in the public market pursuant to Rule 144 under the Securities Act, subject to the volume limitations and other restrictions contained in Rule
144. The remaining 452,855 shares of Common Stock subject to the restrictions on sale will become eligible for public sale under Rule 144 one year from the consummation of this Offering. The 227,181 shares of Common Stock not subject to the nine month restriction on sale described above will be eligible for sale subject to the volume limitations of Rule 144 commencing 90 days after the date of this Prospectus.

     As of the date of this Prospectus, options to purchase 2,382,500 shares of common stock and a warrant to purchase 207,679 shares of Common Stock are issued and outstanding. In addition, the Company has granted to Motorola and Creative certain demand and piggy-back registration rights under the Securities Act with respect to the shares of Common Stock beneficially owned by them. Future sales of the shares of Common Stock held by existing shareholders, or the perception that such sales may occur, could have an adverse effect on the price of the Common Stock. See "Certain Transactions" and "Shares Eligible for Future Sale."

     ANTI-TAKEOVER EFFECT OF PROVISIONS OF ARTICLES OF INCORPORATION, BYLAWS AND CERTAIN FLORIDA LEGISLATION. The Company's Board of Directors has the authority to issue up to 1,000,000 shares of "blank-check" preferred stock ("Preferred Stock"). Accordingly, shares of the Company's Preferred Stock may be issued in the future without shareholder approval and upon such terms and conditions, and having such rights, privileges and preferences as the Board of Directors may determine. Such rights, privileges and preferences could include preferential voting rights, dividend rights in excess of those provided to holders of Common Stock, and conversion rights, redemption privileges or liquidation preferences not available to holders of Common Stock. The rights of holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of any Preferred Stock that may be issued in the future. Although the Company has no present intention to issue shares of Preferred Stock, any issuance of Preferred Stock, while potentially providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. In addition to the foregoing, the 1995 Plan, under which immediately exercisable stock options may be granted in certain circumstances and the requirement in the Company's Bylaws that shareholders constituting 50% or more of all or votes entitled to be cast are needed to call a special meeting, may also have the effect of delaying, deferring or preventing a change in control of the Company.

     In addition, Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations. The Florida Control Share Act generally provides that shares acquired in a "control share acquisition" will not possess any voting rights unless such voting rights are approved by a majority of the corporation's disinterested shareholders. A "control share acquisition" is an acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding "control shares" of a publicly held Florida corporation. "Control shares" are shares, which, except for the Florida Control Share Act, would have voting power that, when added to all other shares owned by a person or in respect to which such person may exercise or direct the exercise of voting power, would entitle such person, immediately after acquisition of such shares, directly or indirectly, alone or as a part of a group, to exercise or direct the exercise of voting power in the election of directors within any of the following ranges: (a) at least 20% but less than 331/3% of all voting power, (b) at least 331/3% but less than a majority of all voting power; or (c) a majority or more of all voting power. The Florida Affiliated Transactions Act generally requires supermajority approval by disinterested shareholders of certain specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates). See "Description of Capital Stock."

     RISKS ASSOCIATED WITH FORWARD-LOOKING STATEMENTS INCLUDED IN THIS PROSPECTUS. This Prospectus contains certain forward-looking statements regarding the plans and objectives of management for future operations, including plans and objectives relating to the development of the Company's business. The forward-looking statements included herein are based on current expectations that involve numerous risks and uncertainties. The Company's plans and objectives are based on a successful execution of the Company's business strategy and assumptions that the Company will be profitable, that the market for packetized voice transmission will not change materially or adversely, and that there will be no unanticipated material adverse change in the Company's operations or business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company. Although the Company believes that its assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the forward-looking statements included in this Prospectus will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

     NO DIVIDENDS. The Company has not paid any dividends on its Common Stock and anticipates for the foreseeable future that all earnings, if any, will be retained for the operation and expansion of the Company's business. See "Dividend Policy."

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of 2,400,000 shares of Common Stock offered hereby at an initial public offering price of $8.75 per share are estimated to be approximately $18,530,000 ($21,412,250 if the Underwriters' over-allotment option is exercised in full), after deducting the underwriting discount, the non-accountable expense allowance and other estimated expenses of the Offering payable by the Company.

     The Company anticipates that approximately $5,100,000 of the net proceeds will be used for increased marketing and sales efforts, approximately $6,800,000 will be used for additional research and development efforts and approximately $2,000,000 for capital expenditures. The balance of the net proceeds will be used for working capital and other general corporate purposes. Furthermore, from time to time the Company expects to evaluate possible acquisitions of or investments in businesses, products and technologies that are complementary to those of the Company, for which a portion of the net proceeds from this offering may be used. While the Company engages from time to time in discussions with respect to potential investments or acquisitions, the Company has no plans, commitments, or agreements with respect to any such investments or acquisitions. Pending such uses, the Company intends to invest the net proceeds of this Offering in short-term, investment-grade, interest-bearing securities.

     The Company believes that the net proceeds of this Offering, together with its existing capital resources and anticipated revenues from operations, will be sufficient to enable it to maintain its current and planned operations for a period of at least 12 months after consummation of the Offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                DIVIDEND POLICY

     The Company has not paid dividends on its Common Stock and does not intend to pay dividends for the foreseeable future. The Company intends to retain earnings, if any, to finance the development and expansion of its business. Payment of dividends in the future will depend upon, among other things, the Company's ability to generate earnings, need for capital and overall financial condition.

                                    DILUTION

     As of March 31, 1997, the net tangible book value of the Company was $4,693,968 or $0.61 per share. Net tangible book value represents the amount of total assets, less any intangible assets and total liabilities. After giving effect to (i) the exercise of the Motorola Warrant and the receipt of the exercise price of $5.50 per share therefrom and (ii) the sale of the 2,400,000 shares of Common Stock offered hereby (at an initial public offering price of $8.75 per share, and after deducting the underwriting discount, the non-accountable expense allowance and other estimated expenses of this Offering), the pro forma net tangible book value as of March 31, 1997 would have been $25,714,671 or $2.44 per share. This represents an immediate increase in net tangible book value of $1.83 per share to existing shareholders and an immediate dilution of $6.31 per share to investors in the Offering. The following table illustrates this per share dilution:

Assumed initial public offering price   ..............................               $8.75
 Net tangible book value per share at March 31, 1997   ...............     $0.61
 Increase attributable to exercise of Motorola Warrant ...............      0.27
 Increase attributable to new investors(1)    ........................      1.56
                                                                          ------
Pro forma net tangible book value per share after the offering  ......                2.44
                                                                                    ------
Dilution to new investors(2)   .......................................               $6.31
                                                                                    ======

     If the Over-Allotment Option is exercised in full, the pro forma net tangible book value per share of Common Stock after the Offering would be $2.62, which would result in dilution to new investors in this Offering of $6.13 per share of Common Stock.

     The following table shows, at March 31, 1997, a comparison of the total number of shares of Common Stock purchased from the Company, the total consideration paid and the average price paid per share by existing shareholders and to be paid by investors who purchase shares of Common Stock in the Offering (at an initial public offering price of $8.75 per share):

                                           SHARES PURCHASED           TOTAL CONSIDERATION
                                       -------------------------   --------------------------
                                                                                                AVERAGE PRICE
                                          NUMBER       PERCENT        DOLLARS       PERCENT      PER SHARE
                                       ------------   ----------   -------------   ----------   -------------
Existing Shareholders   ............    7,698,532           73%    $ 8,708,704           27%           $1.13
Exercise of Motorola Warrant  ......      452,855            4%      2,490,703            8%            5.50
New Investors(1)  ..................    2,400,000           23%     21,000,000           65%            8.75
                                       ----------        -----    ------------        -----          -------
  Total(2)  ........................   10,551,387          100%    $32,199,407          100%
                                       ==========        =====    ============        =====

----------------

(1) Includes 228,571 shares of Common Stock in which ACT has indicated an interest in purchasing in this Offering. See "Business-Strategic Alliances."

(2) Does not give effect to the exercise of (i) the Over-Allotment Option; (ii) the Advisors' Warrants to purchase 240,000 shares of Common Stock, exercisable at 120% of the initial public offering price per share; (iii) an outstanding warrant to purchase 207,679 shares of Common Stock exercisable at a price of $5.05 per share; and (iv) stock options granted under the 1995 Plan to purchase 2,263,500 shares of Common Stock at exercise prices ranging from $1.00 to $7.00 per share and 119,000 shares of Common Stock at an exercise price equal to the price per share in this Offering.

                                 CAPITALIZATION

     The following table sets forth as of March 31, 1997, (i) the actual capitalization of the Company, (ii) the pro forma capitalization after giving effect to the exercise of the Motorola Warrant and the receipt of the exercise price of $5.50 per share therefrom and (iii) the pro forma capitalization as adjusted to give effect to the sale of 2,400,000 shares of Common Stock offered by the Company (at an initial public offering price of $8.75 per share and after deducting the underwriting discount, the non- accountable expense allowance and other estimated expenses of the Offering) and the receipt of the net proceeds therefrom. The table should be read in conjunction with the consolidated financial statements and the related notes appearing elsewhere in this Prospectus.

                                                                                MARCH 31, 1997
                                                               -------------------------------------------------
                                                                                                    PRO FORMA
                                                                    ACTUAL          PRO FORMA       AS ADJUSTED
                                                               ---------------   ---------------   -------------
Stockholders' equity:
 Preferred Stock, $.01 par value, 1,000,000 shares
 authorized; none outstanding, actual,
 pro forma and as adjusted    ..............................     $          -      $          -     $          -
Common Stock, $.01 par value, 25,000,000 shares authorized;
 7,698,532 shares (actual); 8,151,387 shares (pro forma);
 10,551,387 shares (pro forma as adjusted) issued and
 outstanding(1)   ..........................................           76,985            81,514          105,514
Additional paid-in capital    ..............................        9,110,105        11,596,279       30,102,279
Accumulated deficit  .......................................       (4,493,122)       (4,493,122)      (4,493,122)
                                                                 ------------      ------------     ------------
Total stockholders' equity    ..............................     $  4,693,968      $  7,184,671     $ 25,714,671
                                                                 ============      ============     ============

----------------

(1) Does not give effect to the exercise of (i) the Over-Allotment Option; (ii) the Advisors' Warrants to purchase 240,000 shares of Common Stock, exercisable at 120% of the initial public offering price per share; (iii) an outstanding warrant to purchase 207,679 shares of Common Stock exercisable at a price of $5.05 per share; and (iv) stock options granted under the 1995 Plan to purchase 2,263,500 shares of Common Stock at exercise prices ranging from $1.00 to $7.00 per share and 119,000 shares of Common Stock at an exercise price equal to the price per share in this Offering.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected statement of operations data for the Predecessor for the period from May 15, 1995 (Predecessor's inception) to December 18, 1995, and for the Successor for the period from December 8, 1995 (inception) to December 31, 1995, and the year ended December 31, 1996 and the selected actual balance sheet data of the Successor as of December 31, 1995 and 1996 set forth below have been derived from the consolidated financial statements of the Predecessor and the Company, which have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is included elsewhere in this Prospectus. The selected statement of operations data for the three months ended March 31, 1996 and 1997 and the selected actual balance sheet data as of March 31, 1997 set forth below have been derived from the Company's unaudited interim consolidated financial statements, included elsewhere in this Prospectus, which in the opinion of management, reflect all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial position and results of operations for the periods presented. The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included elsewhere in the Prospectus.

                                                 PREDECESSOR(1)                             SUCCESSOR(1)
                                                ------------------ ---------------------------------------------------------------


                                                                                                          THREE MONTHS
                                                  MAY 15, 1995      DECEMBER 8, 1995    YEAR ENDED        ENDED MARCH 31,
                                                 TO DECEMBER 18,    TO DECEMBER 31,    DECEMBER 31,    ---------------------------
                                                      1995                1995            1996           1996          1997
                                                ------------------ -------------------  -------------- ------------- -------------
STATEMENT OF OPERATIONS DATA:
Net revenues  .................................     $         -         $         -     $    867,117    $    90,681   $   903,766
Operating expenses:
 Cost of revenues   ...........................               -                   -           47,129          3,752        43,522
 Research and development    ..................         175,038              28,301        2,255,644        327,947     1,147,402
 Sales and marketing   ........................               -                   -          722,353         91,604       399,185
 General and administrative  ..................           5,644              57,200          836,791         85,168       312,099
 Purchased research and development(2)   ......               -             556,982                -              -             -
                                                    -----------         -----------     ------------     ----------    ----------
  Total operating expenses   ..................         180,682             642,483        3,861,917        508,471     1,902,208
Loss from operations   ........................        (180,682)           (642,483)      (2,994,800)      (417,790)     (998,442)

Interest and other income    ..................               -                   -          172,096         17,423        57,317
                                                    -----------         -----------     ------------     ----------    ----------


Loss before income taxes  .....................        (180,682)           (642,483)      (2,822,704)      (400,367)     (941,125)

Income taxes  .................................               -                   -           43,000              -        43,810
                                                    -----------         -----------     ------------     ----------    ----------


Net loss   ....................................     $  (180,682)        $  (642,483)    $ (2,865,704)   $  (400,367)  $  (984,935)
                                                    ===========         ===========     ============     ==========    ==========


Net loss per share  ...........................                                         $      (0.35)   $     (0.05)  $     (0.12)
                                                                                        ============     ==========    ==========


Shares used in computing net loss per share(3)                                             8,197,568      8,197,568     8,197,568
                                                                                        ============     ==========    ==========




                                                            SUCCESSOR(1)
                                    ----------------------------------------------------------
                                           DECEMBER 31,                   MARCH 31, 1997
                                    ---------------------------   ----------------------------
                                      1995             1996           ACTUAL      PRO FORMA(4)
                                    -----------   -------------   -------------   ------------
BALANCE SHEET DATA:
Cash and cash equivalents  ......    $483,084        $6,294,697      $4,869,565       $7,360,268
Working capital   ...............     390,868         4,303,825       2,711,290        5,201,993
Total assets   ..................     555,566         8,277,615       7,411,244        9,901,947
Shareholders' equity    .........     447,517         5,678,903       4,693,968        7,184,671

----------------

(1) NetSpeak acquired ITC by issuing 2,500,000 shares of common stock, valued at $500,000, in exchange for all of the outstanding shares of ITC. The acquisition was accounted for as a purchase, and the purchase price was allocated to the assets acquired, including purchased research and development in process, and liabilities assumed based upon their fair value on the date of acquisition. The financial information identified herein as for the Predecessor is for ITC for the period May 15, 1995 (inception) to December 18, 1995, the date of its acquisition by NetSpeak. The financial information identified herein as for the Successor is for NetSpeak (including ITC on a consolidated basis from the date of acquisition) as of December 31, 1995 and 1996 and March 31, 1997 and for the period from December 8, 1995 (inception) to December 31, 1995, for the year ended December 31, 1996 and the three months ended March 31, 1996 and 1997.
(2) In connection with the acquisition of ITC purchased research and development of $556,982 was charged to expense.
(3) See Note 1 of "Notes to Consolidated Financial Statements" for an explanation of the determination of the number of shares and share equivalents used in computing the per share amounts. Does not give effect to the exercise of (i) the Over-Allotment Option; (ii) the Advisors' Warrants to purchase 240,000 shares of Common Stock, exercisable at 120% of the initial public offering price per share; and (iii) stock options to purchase 1,710,000 shares of Common Stock granted under the 1995 Plan prior to February 1, 1996, which are not included because such options were issued prior to the 12 months immediately preceding the Offering and the effect on net loss per share would not be anti-dilutive.
(4) Gives effect to exercise of the Motorola Warrant and the receipt of $2,490,703 or $5.50 per share therefrom.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

     The Company was incorporated on December 8, 1995 and acquired ITC on December 18, 1995 by issuing 2,500,000 shares of Common Stock valued at $500,000. ITC was incorporated on May 15, 1995 and, prior to its acquisition, ITC's activities consisted of research and development of telephony communications software for use on the Internet and LANs and WANs. From December 8, 1995 to December 31, 1995 the Company's operating activities related primarily to raising initial capital and continuing ITC's research and development. The Company released its first product in February 1996 and, for accounting purposes, emerged from the development stage during 1996. Since inception, the Company has raised an aggregate of $8,652,090, net of offering costs, through private offerings of its equity securities. See "Liquidity and Capital Resources."

     The Company generates revenues from products, licenses and fees for services provided. The Company's products are licensed primarily to telephone companies, network service providers, corporate customers and directly to individual client software end-users. Service revenues consist of customer support and engineering fees.

     Product and license revenues are generally recognized upon shipment, provided that there are no significant post-delivery obligations and that payment is due within one year. If customer acceptance is required, revenues are recognized upon customer acceptance. Customer support revenues are recognized over the term of the support period, which is typically one year. Engineering fees are recognized upon customer acceptance or over the period in which services are provided if customer acceptance is not required. All research and development costs to date have been expensed as incurred.

     The Company has only a limited operating history upon which an evaluation of the Company and its prospects can be based. As of March 31, 1997, the Company had an accumulated net loss of $4,493,122. The limited operating history of the Company makes its future results of operations difficult to predict. In addition, the Company's operating results may fluctuate significantly in the future as a result of a variety of factors such as the introduction of new products or services by the Company or its competitors, the amount and timing of capital expenditures and other costs relating to the expansion of the Company's operations, the budgeting cycles of potential customers, technical difficulties with respect to the use of products developed by the Company and general economic conditions. See "Risk Factors."

RESULTS OF OPERATIONS

     THREE MONTHS ENDED MARCH 31, 1997 AS COMPARED TO THE THREE MONTHS ENDED MARCH 31, 1996 AND THE YEAR ENDED DECEMBER 31, 1996 AS COMPARED TO THE PERIOD FROM DECEMBER 8, 1995 (INCEPTION) TO DECEMBER 31, 1995 COMBINED WITH THE PREDECESSOR FOR THE PERIOD FROM MAY 15, 1995 (PREDECESSOR'S INCEPTION) TO DECEMBER 18, 1995. UNLESS OTHERWISE INDICATED THE DISCUSSION OF THE COMBINED AMOUNTS IS REFERRED TO AS "1995" HEREIN.

     Net revenues for the three months ended March 31, 1997 were $903,766 as compared to $90,681 for the three months ended March 31, 1996. The increase in net revenues was primarily due to fees for engineering services and license fees received from Creative, a strategic partner of the Company, for providing it with the right to distribute certain products using the Company's WebPhone client software. Net revenues for the year ended December 31, 1996 were $867,117. The Company had no revenues during 1995 when its initial products were in the process of development. Net revenues during 1996 were primarily generated from license fees from Creative and license fees paid by individual client software end-users. Creative, the Company's largest customer, accounted for 76% of net revenues for the three months ended March 31, 1997 and 44% of net revenues for the year ended December 31, 1996; Creative is expected to continue to be one of the Company's largest customers in the near future. As of March 31, 1997, the Company had unearned revenue of $1,596,376 of which approximately

$1,215,000 represents the advance payments for product licenses and maintenance agreements, and approximately $320,000 represents the advance payment under an agreement to provide engineering services. These agreements, entered into with Creative, do not require any future customer acceptance. See "Business-Strategic Alliances."

     Cost of revenues primarily consist of direct product costs, costs of engineering services and certain costs associated with providing customer support. Cost of revenues for the three months ended March 31, 1997 was $43,522 as compared to $3,752 for the three months ended March 31, 1996. The increase in cost of revenues was primarily due to costs associated with providing engineering services. Cost of revenues was $47,129 for the year ended December 31, 1996. The Company had no cost of revenues during 1995. The Company may resell third party computer hardware and software platforms with its gateway products and business systems, but it anticipates that such amounts will not become a significant portion of the Company's sales mix. As a result, the Company anticipates that cost of revenues will continue to remain relatively consistent as a percentage of net revenues as the Company's sales mix is comprised primarily of software based products. Should the Company begin to sell a significant amount of third party computer platforms or elect to manufacture and sell certain specialized computer hardware components that it is currently designing, cost of revenues would increase as a percentage of net revenues.

     Research and development expenses primarily consist of employee compensation, computer hardware and software utilized in product development, and equipment depreciation. Research and development expenses for the three months ended March 31, 1997 were $1,147,402 as compared to $327,947 for the three months ended March 31, 1996. Research and development expenses were $2,255,644 for the year ended December 31, 1996 and $203,339 during 1995. The increases in research and development expenses were primarily the result of an increase in employee compensation due to the expansion of the engineering staff to 29 employees at March 31, 1997 from 10 employees at March 31, 1996. The Company also provided incentive bonuses to the engineering staff during the three months ended March 31, 1997 in order to expedite the development of certain of its products. All research and development costs have been expensed as incurred. Although research and development for the Company's initial gateway products and business systems was substantially completed by March 31, 1997, the Company intends to increase research and development expenses in future periods to perform product enhancements and new product development to establish and maintain a competitive advantage. The Company currently estimates that research and development expenses for 1997 will be approximately $5,000,000 to $6,000,000. In connection with the acquisition of ITC, $556,982 of purchased research and development was charged to expense in 1995. See Note 2 to the consolidated financial statements.

     Sales and marketing expenses primarily consist of employee compensation, travel expenses, trade shows and the costs of promotional materials. Sales and marketing expenses for the three months ended March 31, 1997 were $399,185 as compared to $91,604 for the three months ended March 31, 1996. Sales and marketing expenses were $722,353 for the year ended December 31, 1996. The Company had no sales and marketing expenses during 1995. The increases in sales and marketing expenses were primarily due to the creation and expansion of the Company's sales and marketing department through the addition of sales, marketing and customer support personnel to 22 employees at March 31, 1997 from 15 employees at March 31, 1996. The Company has also continuously expanded its promotional and marketing activities of its products and systems. The Company intends to continue to intensify and expand its sales and marketing efforts and, as a result, intends to significantly increase sales and marketing expenses in future periods.

     General and administrative expenses for the three months ended March 31, 1997 were $312,099 as compared to $85,168 for the three months ended March 31, 1996. General and administrative expenses were $836,791 for the year ended December 31, 1996 and $62,844 during 1995. The increases in general and administrative expenses were due to the addition of finance and administrative personnel, professional services primarily associated with filing patent applications and office expenses as a result of the expansion of the Company's corporate infrastructure. The Company intends to increase general and administrative expenses in future periods in order to continue to expand its infrastructure.

     Income taxes for the three months ended March 31, 1997 and the year ended December 31, 1996 were $43,810 and $43,000, respectively. Such taxes were the result of income taxes paid to the Singapore government related to license fees received pursuant to the agreement with Creative. The Company paid no income taxes for the three months ended March 31, 1996 and during 1995.

     As of December 31, 1996, the Company had approximately $3,254,000 of federal and state net operating loss carryforwards which, if not utilized, will begin to expire in 2009. Under the Tax Reform Act of 1986, the amounts of and the benefits from net operating loss carryforwards may be impaired in certain circumstances. Events which may cause such limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50% over a three year period. The effect of any limitation, if imposed, is not expected to be material. As of December 31, 1996, the Company has provided a valuation allowance for the full amount of the deferred tax asset resulting from the net operating loss carryforwards due to the uncertainty as to the utilization of the net operating loss carryforwards, primarily as a result of considering such factors as the Company's limited operating history and the operating losses incurred to date. See Note 7 to the consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

     As of March 31, 1997, the Company had $4,869,565 in cash and cash equivalents. The Company does not currently have any available lines of credit. Since inception, the Company has financed its operations through the sale of equity securities in private transactions as described below.

     Net cash used in operating activities during the three months ended March 31, 1997 was $999,130 and was primarily related to continued research and development and the expansion of the Company's sales, marketing, finance and administrative infrastructure. Included in accounts receivable at March 31, 1997 was $117,000 primarily related to license fees from Creative.

     Net cash of $1,033,643 was used in operating activities during the year ended December 31, 1996 and was primarily attributable to research and development and building the corporate infrastructure, partially offset by unearned revenue of $2,242,011 resulting from fees paid in advance for licensed goods and engineering services not yet shipped and performed, respectively. Included in accounts receivable at December 31, 1996 was $300,000 related to license fees from Creative.

     Net cash used for investing activities during the three months ended March 31, 1997 and the year ended December 31, 1996 was $377,102 and $1,216,834, respectively. The expenditures primarily related to purchases of computer equipment.

     Net cash provided by financing activities from inception (December 8, 1995) to March 31, 1997 was $8,652,090 and was attributable to private offerings of equity securities, including $590,000 in the initial capitalization of the Company. Additionally, the Company has paid $48,900 in costs related to this Offering.

     In January and February of 1996, the Company sold 1,204,000 shares of Common Stock at $2.50 per share in a private offering raising $2,992,028, net of offering costs. In January 1996, the Company issued stock options under the 1995 Plan to purchase 250,000 shares of Common Stock for $2.50 per share to a consulting firm, which assisted the Company with its private offering.

     In June 1996, the Company issued 207,679 shares of Common Stock to Creative at a price of $5.05 per share raising $943,698, net of offering costs. The Company also issued Creative a 21 month warrant to purchase up to an additional 207,679 shares of Common Stock at a price of $5.05 per share, which warrant is only exercisable if Creative distributes, during a specified period, a predetermined quantity of the Company's Internet telephone client software product licensed to Creative.

     In August 1996, the Company issued 769,853 shares of Common Stock and the Motorola Warrant to purchase up to an additional 452,855 shares of Common Stock at a price of $5.50 per share for a six year period expiring in August 2002 to Motorola raising $3,993,864, net of offering costs. In the event the Company consummates the Offering or any other underwritten public offering of its Common Stock at a price of at least $7.00 per share resulting in the receipt by the Company of net proceeds of not less than $10,000,000, the Company, at its option, upon not less than 20 business days notice given prior to the planned closing date of such public offering, may require Motorola to exercise the Motorola Warrant, provided, however, that within 15 business days of receipt of the Company's notice, Motorola may elect to cancel the Motorola Warrant unexercised. Motorola has advised the Company that it will exercise the Motorola Warrant in full upon consummation of this Offering, provided that the Offering meets the criteria set forth above.

     The Company has no material commitments other than those under office and equipment leases. During the 12 months after consummation of this Offering, the Company expects to incur approximately $2,000,000 in capital expenditures consisting primarily of computer-related equipment. The Company anticipates that, based on its present plans and assumptions, the net proceeds of the Offering combined with the Company's existing capital resources and anticipated revenues from operations will be sufficient to enable it to maintain its current and planned operations for a period of at least 12 months after consummation of the Offering. If the Company's estimates or assumptions prove to be incorrect, the Company may require additional capital. Additional funding, whether obtained through public or private debt or equity financing, or from strategic alliances, may not be available when needed or may not be available on terms acceptable to the Company. Additional financings may result in dilution to existing shareholders. Failure to secure needed additional financing, if and when needed, may have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors-Possible Need for Additional Capital."

                                    BUSINESS

OVERVIEW

     NetSpeak develops, markets, licenses, and supports a suite of intelligent software modules which enable real-time, concurrent interactive voice, video and data transmission over a packetized data network such as the Internet, LANs and WANs. The Company believes that its technology is strategically positioned to capitalize on the rudimentary shift in corporate telecommunications philosophy as businesses seek to expand the functionality of their communication systems as well as optimize their use of packetized data networks. Netspeak is currently marketing a user-friendly core communications technology which enables, in a cost-effective manner, corporations and other users to enhance the role of their packetized data networks to support concurrent voice, video and data transmission. NetSpeak believes that as potential users become increasingly educated as to the benefits of integrating the two networks, significant revenue opportunities for the Company will be generated.

     The Company's software uses patent-pending intelligent virtual circuit switching technology to provide gateways between packetized data networks and traditional voice transmission networks. The technology allows users to integrate into packetized data networks a variety of features and functions commonly found in traditional voice transmission networks, including ACD, multi-point conferencing, interactive voice response services, messaging services and least cost routing, as well as to expand network functionality by offering additional features such as concurrent voice and data transmission and video conferencing. The Company's patent-pending intelligent virtual circuit switching technology provides intelligent call routing to enable users to transparently communicate with each other on a point-to-point basis. The Company believes that its products and systems are designed to allow customers to integrate NetSpeak's technology into their existing network infrastructures without the need for significant upgrading, and can ultimately provide a complete software-based solution for the delivery of concurrent real-time interactive voice, video and data communications over packetized data networks.

     In order to facilitate and accelerate the acceptance of NetSpeak's technology as well as enhance the marketing and distribution of its products and systems, the Company has established a number of strategic alliances with various telecommunications and computer industry leaders. Under certain of these agreements, either the Company's technology is integrated into products which are marketed by its strategic partners or the Company's products and systems are marketed and distributed by its strategic partners through the various distribution channels. The Company believes that these strategic alliances also offer access to its strategic partners' leading edge technologies, as well as insights into market trends and product development.

     In August 1996, the Company established a strategic alliance with Motorola pursuant to which Motorola made a minority investment in the Company and the Company granted Motorola a right of first negotiation on licenses of the Company's technology as it applies to the cellular, cable and wireless communications industries. Motorola, through its affiliates, is also conducting a test trial of a system which uses the Company's products and systems and those of Motorola.

     Beginning in June 1996, the Company also entered into a strategic alliance with Creative, a world leader in the manufacture and distribution of audio cards and multimedia computer peripherals. Pursuant to such alliance, Creative made a minority investment in the Company. NetSpeak granted Creative a world-wide license to market, distribute and bundle NetSpeak's WebPhone client (or end-user) software under the Creative brand name in the retail distribution channel and the Company and Creative are jointly developing various other Internet-related software applications which use the Company's and Creative's proprietary technologies, in such areas as multimedia applications for IP based networks.

     In May 1997, the Company entered into a Technology Development and License Agreement with ACT, an industry-leading provider of WAN access products which utilize frame relay systems to integrate voice, data and facsimile communications. Under the agreement, the Company will adapt certain of its software modules to execute on ACT's hardware products. In addition, the Company granted ACT a license to distribute a variety of the Company's products to ACT customers and ACT will integrate their respective technologies into a bundled solution to be distributed and marketed by both the Company and ACT. The Company has entered into a related agreement pursuant to which ACT has indicated that it has an interest in purchasing $2,000,000 of Common Stock in this Offering (228,571 shares or approximately 10% of the shares of Common Stock offered hereby).

     In August 1996, the Company established a strategic alliance with Rockwell, an industry leader in medium to high end ACD systems. As part of this alliance, the Company's gateway products and ACD systems are being integrated into Rockwell's ACD systems. Beginning in November 1996, the Company entered into a strategic alliance with Infonet, one of the largest commercial data network carriers in the world. Pursuant to such alliance, the Company will integrate its technology with Infonet's existing global data network, to enhance concurrent voice and data transmission over the network.

     In April 1997, the Company entered into a non-binding memorandum of understanding with Fujitsu. In May 1997, the Company entered into an OEM agreement, pursuant to which Fujitsu will integrate, distribute and resell the Company's products to Fujitsu customers and undertake joint development efforts with the Company.

     In March 1997, the Company entered into a non-binding memorandum of understanding with TRDM, a subsidiary of TCL, the Australian telecommunications carrier. In May 1997, the Company entered into a development and marketing agreement pursuant to which the Company and TRDM intend to integrate their respective existing technologies into a product which facilitates increased call completion rates for telecommunications carriers. The jointly developed product is intended to be marketed by both the Company and TRDM to other telecommunications carriers, including TCL.

     MCI, one of the nation's largest long-distance carriers, has initially licensed and used limited quantities of the Company's products in MCI's new VAULT technology, designed to bridge traditional telephone networks with packetized data networks such as the Internet. MCI has subsequently selected the Company as one of its suppliers for components of its VAULT technology products and services, and is currently negotiating a volume software license agreement with the Company. The Company intends to establish additional strategic alliances.

     In addition to marketing its technology products and systems with its strategic partners, NetSpeak has begun to market its products directly to end-users, including telephone companies, cable companies, and other common carriers, large business enterprises, ACD manufacturers and other OEMs, governmental and educational entities, as well as to distributors, such as SIs and VARs. To date, such marketing efforts have been limited to direct contacts with a number of these customers. NetSpeak is also marketing its WebPhone client software products over the Internet, by advertising in computer periodicals and through distribution agreements with over 700 ISPs worldwide. The Company is currently developing an in-house marketing and sales infrastructure.

     The Company's strategy is to become an industry leader in providing business solutions for concurrent real-time interactive voice, video and data transmission over packetized data networks. The Company intends to achieve its goal by (i) establishing strategic alliances to facilitate technological acceptance and enhance the marketing and distribution of its products and systems; (ii) expanding its internal marketing and sales efforts; and (iii) continuing research and development to enhance existing product applications and develop new applications.

INDUSTRY BACKGROUND

     Two fundamentally different switching technologies exist that enable digital communications: circuit switching and packet switching. Since the differing performance requirements for voice transmission and data transmission impose different design priorities, historical development of voice communication systems such as the telephone, and its related business systems, such as a corporate business telephone system ("PBX") and ACD, has centered on circuit switching technology, while that of data communications systems such as LANs and WANs and the Internet have primarily relied upon packet switching technology. As a result, separate cultures and networking fabrics have evolved for the design, development, application, and support for real-time voice communications (circuit switched networks) and non real-time data transmission (packetized data networks).

     High quality, real-time interactive voice communications must emulate a reasonable approximation of a face to face conversation between two geographically separated people. To accomplish this, the modulated signal representing the spoken words must (i) have enough information to re-create a recognizable voice by using a fixed bandwidth, (ii) be delivered with minimum delay by using a dedicated path in order not to impede interactive communications, (iii) be delivered at a constant rate in order to avoid distortion to the ear of the listener and (iv) not be subject to significant loss of information en route. These capabilities are inherent in circuit switched networks such as the public switching telephone network (the "PSTN") but must be created when using packetized data networks for voice transmission.

     The design of private Intranets such as LANs and WANs, and that of the Internet generally is fundamentally different from the architecture of conventional voice transmission networks. Each of these packetized data networks breaks down data into a series of small, discrete packets for transmission. Each packet of data travels independently through the network to the destination address where application software reassembles the packets to recreate the original data set. As currently designed, packetized data networks handle congestion by discarding or delaying packets or by sending packets from the same source along different pathways, which can result in packets which were sent in sequence arriving out of order. If the transmitted data packet represents real-time voice, the listener may perceive a gap or "choppiness" as a result of missing, late-arriving or out-of-sequence packets.

     As the work environment increasingly demands faster access to greater volumes of information from multiple sources, the individual capabilities of separate circuit switched and packetized data networks are being seriously challenged. The response from circuit switch manufacturers has been the development of new switching system architectures that make it easier for separate, application-specific software to control the circuit switching function, and to seek to maintain the market value of circuit switched systems by increasingly using voice applications processes to offer additional services such as voice mail, interactive voice response and ACD. The intensity of technical activity involved in further integrating the interaction of specific application processes and information delivery systems has given computer telephony integration the status of a technology in its own right.

     A growing number of businesses and other organizations have recognized the Internet as a network which enables an enhanced form of public communication. In order to create conditions amenable to satisfactory commerce and business communications on the Internet, the same kinds of services offered in communicating with customers via traditional voice transmission networks such as the PSTN must be available when communicating with customers via the Internet.

     The Internet represents primarily an access to potential markets that cannot be efficiently exploited if a separate, parallel infrastructure is required for its service. Its evolution, however, has supported the development of technologies such as those of NetSpeak that have made feasible the integration of the two different architectures of circuit switched and packetized data networks in such a way that communications between the two are meaningful, and such that each can selectively take advantage of the special capabilities of the other.

     There are many applications currently utilizing traditional telephony that could benefit from various of the capabilities available from data communications networks such as contemporaneous transmission of data and voice over a single system. The general difficulty in adapting some of these capabilities to the circuit switching environment lies in the limited expertise of those in the traditional telephony environment in developing and applying the desired adaptations on the one hand, and the limited systems and application expertise necessary for those in the packetized data network environment to recognize the problems, understand the opportunities, or design appropriate solutions on the other.

     The introduction and rapid development of IP technology revolutionized the deployment and use of data communications networks such as the Internet. Even though this technology is in its infancy, it is already creating a growing demand for the integration of features and functions available in traditional voice communications networks into the packetized data network environment.

NETSPEAK'S CORE COMMUNICATIONS TECHNOLOGY

     NetSpeak has developed a core communications technology which addresses the challenges associated with real-time interactive voice transmission over packetized data networks. NetSpeak's technology surmounts the difficulties inherent in real-time interactive voice transmissions in the packetized data network environment and permits the integration into this environment of features commonly found in traditional voice transmission networks, as well as enabling the concurrent voice, video and data transmission over packetized data networks, thereby expanding the functionality of packetized data networks. For example, NetSpeak's core communications technology will permit a call placed over the Internet to the service department of a customer to be transferred from the Internet to the customer's LAN, route the call to the next available service agent, provide the service agent with information regarding the call and transfer the call to the customer's PBX for answer by the service agent. NetSpeak's technology also facilitates the concurrent transmission of voice and data over a packetized data network. NetSpeak's core communications technology is the platform utilized in all of its products and systems. Among other features and functions, NetSpeak's core communications technology:

/bullet/ permits encrypted, two-way voice transmission. NetSpeak's software manages different types of information streams, using different priorities, to optimize use of available bandwidth capacity, while providing the most sensitive applications such as voice transmission with first priority to that capacity, thereby minimizing the choppiness typically associated with voice transmission over packetized data networks. Encryption allows for secure communications even over packetized data networks, such as the Internet;

/bullet/ allows users to connect to other users in a point-to-point fashion, rather than through an intermediate routing mechanism. NetSpeak's intelligent virtual switching technology implements a patent-pending technique for address resolution which translates circuit switching addresses to IP network addresses, thereby eliminating the need to know an end-user's packetized network address;

/bullet/ provides dynamic and fixed IP address mixing which can create networks that carry traffic from both fixed-address networks such as a LAN and dynamically-assigned address networks such as the Internet to form a seamless communications network (a "network of networks") infrastructure. This infrastructure can operate over any physical network that support the IP protocol;

/bullet/ uses a common object-oriented code base that allows the technology to be integrated into other Netspeak and third party products;

/bullet/ operates on multiple operating systems and can be ported to various operating platforms; and

/bullet/ can be embedded in firmware, including portable and handheld devices.

     NetSpeak is conducting ongoing research and development to further enhance its core technology, such as developing the plug-and-play processes that allow for the addition of new software components such as voice and video codecs, encryption "engines", animation controllers, user interfaces and communications protocols, and providing dynamic swapping of these components.

NETSPEAK'S STRATEGY

     The Company's goal is to use its core communications technology to become an industry leader in providing business solutions for concurrent real-time interactive voice transmission over packetized data networks while seemlessly integrating the features and functions of existing voice transmission networks into the packetized data networking environment. The Company's strategy includes the following key elements:

  ESTABLISH STRATEGIC ALLIANCES TO FACILITATE TECHNOLOGICAL ACCEPTANCE

     In order to facilitate and accelerate the acceptance of NetSpeak's technology, as well as enhance marketing and distribution of its products and systems, the Company has established a number of strategic alliances with various telecommunications and computer industry leaders. Pursuant to certain of these agreements, either the Company's technology is integrated into products which are marketed by its strategic partners or the Company' s products and systems are marketed and distributed by its strategic partners through various distribution channels. The Company believes that these strategic alliances also offer access to its partners' leading edge technologies. To date, the Company has established strategic alliances with Motorola, Creative, ACT, Rockwell, Infonet, Fujitsu, Telstra and MCI and intends to seek to establish additional strategic alliances.

  EXPAND INTERNAL MARKETING AND SALES EFFORTS

     The Company has recently hired a Vice President of Sales and a Vice President of Marketing to develop an infrastructure to facilitate distribution of the Company's technology, products and services. The Company is presently developing an in-house sales force and expanding its direct marketing and sales efforts to end-users, including telephone companies, cable companies and other common carriers, large business enterprises, ACD manufacturers and other OEMs, and governmental and educational entities, as well as to SIs, VARs and other distributors.

  EDUCATE THE MARKETPLACE

     Given the historical use of different infrastructures for voice and data transmission, NetSpeak believes that it needs to educate its potential customer base on how its core communications technology can facilitate the consolidation of these infrastructures by integrating capabilities and features commonly found in traditional voice transmission networks into the packetized data network environment. The Company intends to expand the number of marketing programs it conducts in this regard, including advertising in trade journals and similar media, attendance at industry trade shows and direct mail campaigns. In addition, the Company has been and continues to be involved in industry wide standard setting bodies, such as the Massachusetts Institute of Technology's ("MIT") ITC (Internet Telephony Interoperability Consortium) consortium, VoIP (Voice on IP) forum, IMTC (Interoperable Multimedia Teleconference), and VON (Voice on the Net) Coalition.

  CONTINUE RESEARCH AND DEVELOPMENT

     The Company intends to extend the functionality and uses of its core communications technology by continuing to invest in research and development. The Company believes that it can further improve its technology which will allow it to enhance its existing product applications as well as develop new applications.

PRODUCTS AND SYSTEMS

     NetSpeak's products and systems consist of four principal groups: gateway products, business systems, server software and client (or end-user) software products. NetSpeak's products and systems combine its various intelligent software modules to provide applications that furnish each particular product's desired features and functions.

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


  GATEWAY PRODUCTS

     Gateway products are designed as transition points between two different network types, such as between the PSTN and the Internet. Gateway products convert regular voice transmission to or from the compressed data packets that travel over packetized data networks. Gateway products can be used to bring packetized voice transmission into existing voice transmission networks such as a PBX or translate voice from the voice transmission network to a user's Intranet.

     WebPhone Gateway eXchange ("WGX") is NetSpeak's initial gateway product. NetSpeak has developed two versions of the WGX, which differ primarily in the types of interfaces they provide to the PSTN, the manner in which voice compression is performed, and the maximum number of simultaneously supported connection ports. The initial version of the WGX, the WGX-M, is PC-based, provides standard analog interfaces to the PSTN network and is offered in sizes up to 16 voice channels (ports). A second version, the WGX-MD, is PC-based, provides digital T1 interface to the PSTN network, and is offered in sizes up to 24 ports. NetSpeak is also developing the WGX-L series. This series is based on a NetSpeak proprietary hardware design which will provide digital T1 interfaces to the voice network and will be offered in sizes up to 96 ports. The WGX-L series will be designed to meet stringent central office requirements for telephone company networks and offer a number of other systems management and remote operations, administration and maintenance features.

  BUSINESS SYSTEMS

     NetSpeak's business systems consist of two product subgroups: call center systems and PBX systems.

     CALL CENTER SYSTEMS. Call center systems are generally used by customer service departments within corporations for a wide variety of communications functions, such as sales, service and technical support between such companies and their customers. Call center systems route calls to individual customer service agents based on factors such as agent skills or agent call volume, and provide the agents with information about incoming calls in order to facilitate customer interaction. In NetSpeak's call center systems, agents answer calls by using NetSpeak's Agent WebPhone client software products that are running in their individual PCs. Call center systems are high-visibility, traffic intensive application environments, and therefore are usually much higher in cost than simple business telephone systems. NetSpeak's call center systems can be integrated with existing ACDs to provide voice transmission over a customer's existing packetized data network without the need for significant upgrading of the network infrastructure and ultimately can provide a customer with a software-based solution to its call center requirements.

     NetSpeak's call center systems consist of:

     The WebPhone Automatic Call Distributor-Internet Attachment is the basic component of this system and allows a user to integrate Internet-based telephony with its existing circuit switched ACD. This system enables a call center agent to know to which incoming-line on the existing ACD a specific Internet voice call has been directed and forwards certain information to the next available agent. With this information, the agent can use the NetSpeak's WebPhone client software product running in its local PC to retrieve additional information about the incoming caller. This capability provides more information about the caller than existing circuit switched ACDs.

     The WebPhone Virtual ACD allows a customer to construct a call center entirely in a packetized data network environment utilizing only a PC as the call center agent's user interface. The system allows for transmission of voice and video based calls.

     The WebPhone Enterprise ACD is a tool for facilitating the development of the next generation of call centers. It integrates the capabilities of the WebPhone Virtual-ACD with the power of WGX for translating calls from the PSTN and converting them to packetized voice for distribution to an agent's

PC. As a result, all caller traffic arrives at the agent's desktop as packetized voice, whether originated over the Internet, the user's Intranet or the PSTN, and all caller information is presented to the agent in a uniform format.

     In addition, the Company is developing the WebPhone ACD-CTx. This system will offer customized computer telephony interfaces between NetSpeak's WGX and the customer's existing circuit switched ACD. ACDs, including most telephone company Centrex-based ACD service offerings, require a specialized CTx interface to integrate a NetSpeak system. The WebPhone ACD-CTx will preserve the existing integral skills-based routing and other ACD vendor-specific value-added functions, while integrating IP-delivered calls with regular PSTN calls.

     PBX SYSTEMS. PBX Systems are the basic business telephone systems which service multiple users in an organization where employees need to communicate with each other, as well as with persons outside the organization. NetSpeak's PBX systems provide existing circuit switch PBX systems the ability to communicate with NetSpeak WebPhone client software anywhere on a packetized data network by bringing voice traffic from the PSTN into a NetSpeak PBX-based system, and carrying all voice, video and data communication to every user in a common packetized digital format.

     NetSpeak's PBX systems currently consist of:

     The WebPhone Virtual PBX allows a business to construct an in-house voice network which delivers packetized voice to every PC. All calls between users are carried over the packetized data network and there is no need to install and maintain separate voice network wiring or separate databases of information relative to individual users and their locations.

     The WebPhone Enterprise PBX combines the WebPhone Virtual PBX and WGX to create an integrated system that allows voice traffic coming from the PSTN, as well as voice traffic coming from packetized data networks, to be integrated and delivered over the customer's existing network infrastructure to individual end-users logged on to NetSpeak's WebPhone client software products.

  SERVER SOFTWARE

     All key NetSpeak software (i) controls the connection process between users, (ii) manages network operations, (iii) coordinates billing, (iv) provides value-added features and functions to the users and (v) is designed to run on PCs or larger workstation-type systems utilizing the Microsoft Windows NT operating system. Since many networks need high levels of reliability, such as common carrier networks, NetSpeak has incorporated certain contingency features into its software such as enabling its server software to permit multiple copies to run concurrently on the same network.

     NetSpeak's various software modules can be combined to construct various types of voice transmission networks. These software modules include the Global Information Server, which is responsible for finding the destination party and coordinating the connection between users; the Control Center module, which is the management control software for all of NetSpeak's products; the DataBase Services module, which acts as an "event management utility" for distributing activity messages relating to billing and other operations events; and the ACD Server module, which is the key to NetSpeak's call center systems. A variety of other support modules are under development, including the Credit Processing Server, that is used for real-time collection and customer account management and an Interactive Voice Response Server module which will guide a caller through a series of information steps.

  CLIENT SOFTWARE PRODUCTS

     NetSpeak's client or end-user software products include the standard NetSpeak WebPhone, NetSpeak's Internet telephone software product, which was the first NetSpeak client product on the market. WebPhone, winner of PC Magazines' Editor's Choice (October 8, 1996) award, is the basis of all other NetSpeak client software products including the Business WebPhone and the Agent WebPhone, which are key components of NetSpeak's PBX and call center systems. NetSpeak's other client software products include the Mini-WebPhone, a minimum-function telephone which can be quickly downloaded by the end-users of a NetSpeak ACD system and the Virtual WebPhone, which is integrated into the NetSpeak WGX and is responsible for maintaining the connection with other WebPhones. In order to maximize the amount of caller information provided to agents, the Company is developing additional agent software which is designed to be used in conjunction with NetSpeak's call center systems.

STRATEGIC ALLIANCES

     In order to facilitate and accelerate the acceptance of NetSpeak technology as well as enhance the marketing and distribution of its products and systems, the Company has established a number of strategic alliances with various telecommunications and computer industry leaders. Under certain of these agreements, either the Company's technology is integrated into products which are marketed by its strategic partners or the Company's products and systems are marketed and distributed by its strategic partners through the various distribution channels currently utilized by such partners. The Company believes that these strategic alliances also offer access to its partners' leading edge technologies, as well as insights into market trends and product development. Companies with which NetSpeak is currently participating in a strategic alliance include:

  MOTOROLA

     In August 1996, the Company established a strategic alliance with Motorola, as part of which Motorola made a minority investment in the Company. In connection with the investment by Motorola, the Company granted to Motorola a right of first negotiation on licenses of NetSpeak's technology as it applies to the cellular, cable and wireless communications industries. A designee of Motorola serves on the Company's Board of Directors. See "Management-Directors and Executive Officers" and "Certain Transactions".

     Motorola has become a customer of the Company, and through its affiliates is conducting a test trial of a system that uses the Company's products and systems and those of Motorola.

  CREATIVE

     Beginning in June 1996, the Company entered into a strategic alliance with Creative, producer of the Sound Blaster- family of products and one of the world's leaders in the manufacture and distribution of audio cards and multimedia computer peripherals. Pursuant to the agreements between NetSpeak and Creative, Creative made a minority investment in the Company and the Company granted Creative a worldwide exclusive license to market, distribute and bundle an Internet telephone based on the Company's WebPhone client software product under the Creative brand name in the retail distribution channel until August 2000. The Company received a fixed license fee upon execution of the agreement and will receive a fixed royalty for each copy of the full version Internet telephone software products sold at retail by Creative. NetSpeak and Creative subsequently expanded their relationship to include a license granted on a royalty-free basis by Creative to NetSpeak for Creative's video codec technology for a period to be coterminous with the WebPhone technology license which was granted to Creative by the Company. NetSpeak and Creative are also jointly developing other Internet-related applications which use both the Company's and Creative's proprietary technology in such areas as multimedia applications for IP based networks and granted licenses in this regard which expire in 2006. Creative will have an exclusive right of up to seven months to market any applications jointly developed.

  ACT

     In May 1997, the Company entered into a Technology Development and License Agreement with ACT, an industry-leading provider of WAN access products which utilize frame relay systems to integrate voice, data and facsimile communications. Under the agreement, the Company will adapt certain of its software modules to execute on ACT's hardware products. In addition, the Company granted ACT a license to distribute a variety of the Company's products to ACT customers and ACT will integrate their respective technologies into a bundled solution to be distributed and marketed by both the Company and ACT. The Company has entered into a related agreement pursuant to which ACT has indicated that it has an interest in purchasing $2,000,000 of Common Stock in this Offering (228,571 shares or approximately 10% of the shares of Common Stock offered hereby). ACT will also have the right to designate one member of the Company's Board of Directors for a period of two years from consummation of this Offering.

  ROCKWELL

     In August 1996, the Company established a strategic alliance with Rockwell, an industry leader in medium to high end ACD systems. As part of this alliance, the Company's gateway products and ACD systems are being integrated into Rockwell ACD systems. The integration of NetSpeak's technology into Rockwell ACD systems will enable call center agents to receive real-time voice and data information transmitted from customers' voice-enabled web pages. NetSpeak and Rockwell are cooperating on the marketing of these systems and both companies have agreed to explore the joint development of a software solution for the low-end ACD market.

  INFONET

     Beginning in November 1996, the Company entered into a strategic alliance with Infonet, one of the largest commercial data network carriers in the world. Pursuant to such alliance, the Company will integrate its technology with Infonet's existing global data network to enhance concurrent voice and data transmission over the network. In addition, Infonet has and is expected to continue to purchase the Company's products in connection with the ongoing operation of its voice enabled data network.

  FUJITSU

     In April 1997, the Company entered into a non-binding memorandum of understanding with Fujitsu. In May 1997, the Company entered into an OEM agreement pursuant to which Fujitsu will integrate, distribute and resell the Company's products to Fujitsu customers and undertake joint development efforts with the Company.

  TELSTRA

     In March 1997, the Company entered into a non-binding memorandum of understanding with TRDM, a subsidiary of TCL, the Australian telecommunications carrier. In May 1997, the Company entered into a development and marketing agreement pursuant to which the Company and TRDM intend to integrate their respective existing technologies into a product which facilitates increased call completion rates for telecommunications carriers. The jointly developed product is intended to be marketed by both the Company and TRDM to other telecommunications carriers, including TCL.

  OTHER ALLIANCES

     MCI, one of the nation's largest long-distance carriers, has initally licensed and used limited quantities of the Company's products in MCI's new VAULT technology, designed to bridge traditional telephone networks with packetized data networks such as the Internet. MCI has subsequently selected the Company as one of its suppliers for components of its VAULT technology products and services, and is currently negotiating a volume software license agreement with the Company. The Company intends to establish additional strategic alliances.

     The Company has entered into non-binding memorandums of understandings with a number of other companies, including Siemens Stromberg-Carlson, Harris Corporation, BellSouth

Telecommunications, Inc. and Communicator InfoTech AB, a Swedish communications company, pursuant to which the Company is pursuing entering into OEM Agreements with each of these potential strategic partners. These companies may seek to distribute the Company's technology, integrate the Company's technology into products and systems of their own, and possibly undertake to jointly develop new products with the Company. There can be no assurances that such understandings will result in binding agreements. The Company intends to establish additional strategic alliances.

MARKETING AND SALES

     The principal target market for NetSpeak's products and systems encompasses a wide variety of end-users, such as telephone companies, cable companies and other common carriers, large business entities, ACD manufacturers and other OEMS, and governmental and educational entities, as well as SIs, VARs and other distributors.

     In addition to marketing its products and systems with its strategic partners, NetSpeak has begun to market its products directly to end-users and distributors. To date, such marketing efforts primarily have been limited to direct contacts with a number of these customers. NetSpeak is also marketing its WebPhone client software products over the Internet, by advertising in computer periodicals, and through distribution agreements with over 700 ISPs worldwide.

     The Company has recently hired a Vice President of Sales and a Vice President of Marketing to develop an infrastructure to facilitate distribution of the Company's technology, products and production systems. NetSpeak is developing an in-house sales force in order to focus its sales efforts on direct sales to end-users and distributors. The Company anticipates that its sales force will consist of between ten and 15 people by the end of 1997. NetSpeak intends to divide its in-house sales force into groups, each of which will focus on one or more categories of potential customers. In addition to direct contact with potential customers, in-house marketing and sales efforts will include direct mail, advertising, and other marketing campaigns and attendance at industry trade shows, which in addition to generating sales, are intended to educate potential customers as to the features, functionality, cost effectiveness and other benefits of NetSpeak's technology, products and systems. In addition, the Company's site on the World Wide Web will permit prospective customers to obtain information about its products and services, download software for evaluation and order certain products. The Company intends to continue to intensify and expand its marketing and sales efforts and, as a result, intends to significantly increase marketing and sales expenses in future periods.

CUSTOMER SERVICE AND SUPPORT

     NetSpeak is committed to maintaining customer satisfaction and loyalty. As of March 31, 1997, NetSpeak employed 18 technical representatives to support and service its customer base. The Company intends to hire additional technical customer representatives to support the expected increase in its installed base for its business products, such as gateway products and business systems. The Company also provides back-up support with respect to NetSpeak technology, products and systems marketed by its strategic partners.

     The Company maintains a technical support hotline to answer customer inquiries and provides an on-line database of technical product information. The Company's support staff also responds to e-mail inquiries and monitors several e-mail mailing lists. Customer support specialists diagnose and solve technical problems related not only to the Company's products and systems but also to other hardware and software with which the Company's products and systems may be integrated. The Company tracks all support requests, through a series of customer databases, including current status reports and historical customer interaction logs. The Company uses customer feedback as a source of ideas for product application improvements and enhancements.

     The Company intends to provide maintenance for all of its business systems through a program of periodic technical upgrades. The price of a NetSpeak business system includes 90 days of maintenance service. For a fee, the Company will provide extended maintenance services to its business systems customers and to certain volume purchasers of its client software products.

RESEARCH AND DEVELOPMENT

     The market for the Company's products is characterized by rapidly changing technology, evolving industry standards, and frequent new product introductions. Management believes that the Company's future success depends in large part upon its ability to continue to enhance the functionality and uses of its core technology. The Company believes that it can further improve its technology which will allow it to enhance its existing products applications as well as develop new applications.

     The Company intends to be involved in the review and establishment of industry standards by actively participating in standard setting bodies such as MIT's ITC (Internet Telephony Interoperability Consortium) consortium, VoIP (Voice on IP) Forum, IMTC (Interoperable Multimedia Teleconference) and VON (Voice on the Net) Coalition.

     The Company currently conducts the majority of its product development efforts in-house. The Company also employs independent contractors, to a limited degree, to assist with certain product development and testing activities and intends to work with its strategic partners with a view to enhancing its products. The Company has aggressively expanded its Research and Development group from six software engineers as of December 31, 1995 to 29 software engineers and support staff as of March 31, 1997. Research and development expenses were approximately $1.1 million for the three months ended March 31, 1997 and approximately $2.3 million and $200,000 in 1996 and 1995, respectively. All of the Company's research and development costs have been expensed as incurred, including purchased research and development of $556,982 in connection with the acquisition of ITC. The Company intends to significantly increase research and development expenses in future periods to perform product enhancements and new product development in order to seek to establish and maintain a competitive advantage. In connection therewith, the Company anticipates increasing its research and development staff by approximately 15 to 20 people during 1997.

COMPETITION

     The Company is unaware of any other company which competes directly with the entire spectrum of products and systems it offers. The Company does, however, face competition for each of its individual products and systems. The Company competes with companies such as Vienna Systems, Lucent, VocalTec and Dialogic with respect to its gateway products. Principal competitors for NetSpeak's software-based business systems include companies such as Lucent. In the market for client software products, the Company competes with VocalTec, Microsoft and Intel, among others.

     The Company believes that the principal competitive factors affecting its potential success include development; time-to-market; product features, such as flexibility, scalability, interoperability, functionality and ease of use; as well as product/vendor reputation, quality, performance, price, customer service and support, and the overall effectiveness of its sales and marketing efforts.

     The Company may also face further competition in all market segments from companies in the telecommunications and computer industries which decide to develop and market competitive technology, products or systems. Many of the Company's current and potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than the Company. In addition, the Company competes with manufacturers of hardware-based business systems. Certain of these competitors may be existing or potential strategic partners.

GOVERNMENT REGULATION

     At present, there are few laws or regulations that specifically address access to or commerce on the Internet. The increasing popularity and use of the Internet, however, enhance the risk that the governments of the United States and other countries in which the Company sells or expects to sell its products will seek to regulate computer telephony and the Internet with respect to, among other things, user privacy, pricing, and the characteristics and quality of products and services. The Company is unable to predict the impact, if any, that future legislation, legal decisions or regulations may have on its business, financial condition or results of operations.

     In March 1996, the ACTA, a group of telecommunications common carriers, filed the ACTA Petition with the FCC arguing that providers (such as the Company) of computer software products that enable voice transmission over the Internet (Internet "telephone" services) are operating as common carriers without complying with various regulatory requirements and without paying certain charges required by law. The ACTA Petition argues that the FCC has the authority to regulate both the Internet and the providers of Internet "telephone" services and requests that the FCC declare its authority over interstate and international telecommunications services using the Internet, initiate rule- making proceedings to consider rules governing the use of the Internet for the provision of telecommunications services, and order providers of Internet "telephone" software to immediately cease the sale of such software. Any action by the FCC to grant the relief sough by ACTA or otherwise to regulate use of the Internet as a medium of communication, including any action to permit local exchange carriers to impose additional charges for connections used for Internet access, could have a material adverse effect on the Company's business, financial condition and results of operations.

PATENTS AND PROPRIETARY RIGHTS

     The Company generally relies upon patent, copyright, trademark and trade secret laws to protect and maintain its proprietary rights for its technology and products. The Company has filed ten U.S. utility patent applications, eight U.S. provisional patent applications and one Patent Cooperation Treaty patent application relating to various aspects of the WebPhone client and server software, the virtual circuit switching technology, and techniques for resolving dynamically assigned Internet Protocol addresses. Several additional patent applications are currently being prepared. The Company expects to routinely file patent applications, as deemed appropriate to protect its technology and products.

     Elk Industries has asserted, in a letter to NetSpeak, just prior to the November 1996 expiration of U.S. Patent No. 4,128,773, owned by Elk Industries, that the Company's WebPhone client software product infringed the now expired patent. Given the initial distribution of the Company's WebPhone client software prior to expiration of the asserted patent, the Company believes any potential liability related to the allegation will not have a material effect on the Company's financial position or results of operations. In May 1997, the Company received a letter from e-Net, alleging that the Company's WebPhone product infringes U.S. Patent No. 5,526,353 owned by e-Net. Although there can be no assurance of the outcome of this uncertainty, following an analysis of the subject patent and the WebPhone product, management believes the allegations are without merit and that any potential liability related to e-Net's allegations will not have a material effect on the Company's financial position or results of operations.

     Generally, litigation, which could be costly and time consuming, may be necessary to determine the scope and validity of others' proprietary rights, or to enforce any patents issued to the Company, in either case, in judicial or administrative proceedings. An adverse outcome could subject the Company to significant liabilities to third parties, require the Company to obtain licenses from third-parties, or require the Company to cease product sales and possibly alter the design of the products. There can be no assurance that any licenses required under any third-party patents or proprietary rights would be made available on acceptable terms, if at all. In addition, the laws of certain countries may not protect the Company's intellectual property.

     To help protect its rights, the Company currently requires employees, consultants and strategic partners to enter into confidentiality agreements that prohibit disclosure of the Company's proprietary information. The Company also currently requires employees and consultants to assign to it their ideas, developments, discoveries and inventions.

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     NetSpeak has entered into agreements with customers which require the
Company to place its source code in escrow. These agreements provide that customers will have a limited, non-exclusive right to use such code in the event that there is a bankruptcy proceeding by or against the Company, if the Company ceases to do business or if the Company fails to meet its support obligations. The Company may enter into similar agreements in the future which may increase the likelihood of misappropriation by third parties.

EMPLOYEES

     As of March 31, 1997, the Company employed 59 persons, including 47 in engineering and support and 12 in sales, marketing and administration. The Company anticipates increasing its research and development staff by approximately 15 to 20 people during 1997. The Company considers its relations with its employees to be satisfactory.

     Competition for technical personnel in the Company's industry is intense. The Company believes that it has been successful in recruiting qualified employees, but there is no assurance that it will continue to be as successful in the future. The Company believes that its future success depends in part on its continued ability to hire, assimilate and retain qualified personnel.

FACILITIES

     The Company occupies approximately 10,000 square feet of space in Boca Raton, Florida, which it leases at an annual rental of $132,565. The initial term of the lease for the Company's facility expires on January 30, 2000. The Company believes that existing facilities are adequate for its needs through at least the end of 1997. Should the Company require additional space at that time or prior thereto, it believes that such space can be secured on commercially reasonable terms and without undue operational disruption.

LEGAL PROCEEDINGS

     The Company is not a party to any material legal proceedings.

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


                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Set forth below is certain information concerning the directors and executive officers of the Company:

NAME                           AGE                          POSITION
---------------------------   ------   ----------------------------------------------------
Stephen R. Cohen  .........    54       Chairman of the Board and Chief Executive Officer
Robert Kennedy ............    48       President, Chief Operating Officer and Director
Shane D. Mattaway .........    40       Executive Vice President, Chief Technical Officer
                                        and Director
John W. Staten ............    30       Chief Financial Officer and Assistant Secretary
Steven F. Mills   .........    42       Vice President of Marketing
Harvey Kaufman ............    65       Executive Vice President, Secretary and Treasurer
Steven D. Leeke   .........    35       Director
A. Jeffry Robinson   ......    54       Director
Michael B. Goldberg  ......    50       Director Nominee
Martin Shum ...............    48       Director Nominee

     STEPHEN R. COHEN has served as Chairman of the Board and Chief Executive Officer of the Company since December 1995. From 1975 until January 1995, Mr. Cohen served as Chairman of the Board of TPI Enterprises, Inc., formerly Telecom Plus International, Inc. ("TPI"). Under Mr. Cohen's stewardship, TPI grew from a small, local telephone interconnect company with approximately $1,000,000 in revenue in 1975 to become the largest independent supplier of telecommunications equipment in the United States, with over $300 million in revenue in 1987. Mr. Cohen also oversaw the expansion of TPI's operations into other segments of the telecommunications industry, including cellular operations, radio common carrier paging and telecommunications software development. In 1987, TPI sold its core telecommunications business to Siemens AG ("Siemens"), who had been TPI's joint venture partner since 1984. Following the sale to Siemens, Mr. Cohen oversaw the redeployment of TPI's assets into new businesses including restaurants and movie theaters. Mr. Cohen retired from TPI in January 1995.

     ROBERT KENNEDY has served as a director of the Company since December 1995 and became its President and Chief Operating Officer in March 1996. Mr. Kennedy has over 20 years experience in the telecommunications industry. From 1976 until joining NetSpeak, Mr. Kennedy served in a number of executive positions at TPI, including Vice President of Sales and Marketing from 1976 to 1985 and as Executive Vice President since 1985. In the latter capacity, Mr. Kennedy was responsible for sales, marketing, strategic planning, product development and overall profit responsibility for a number of TPI's operating subsidiaries. Mr. Kennedy also served as a member of TPI's Board of Directors from 1984 to 1993 and as its Executive Vice President to March 1996.

     SHANE D. MATTAWAY co-founded ITC in May 1995 and became the Company's Executive Vice President, Chief Technical Officer and a director upon the Company's acquisition of ITC in December 1995. For approximately 10 years prior to founding ITC, Mr. Mattaway was the founder and President of Boca Development, a computer consulting and software development firm. Mr. Mattaway has also served as an Adjunct Professor in Computer Science at the University of Miami, Florida International University and Florida Atlantic University.

     JOHN W. STATEN joined NetSpeak as its Chief Financial Officer and Assistant Secretary in February 1996. From 1990 to January 1996, Mr. Staten was employed by Deloitte & Touche LLP, a public accounting firm, most recently as Manager focusing on the retail and technology sectors.

     STEVEN F. MILLS joined NetSpeak as Vice President of Marketing in October 1996. From April 1995 to October 1996, Mr. Mills was employed by Boca Research, Inc., a developer and manufacturer of modems, most recently as Vice President of Business Development. From January 1994 to April 1995, Mr. Mills was employed by General DataCom Services, as Assistant Vice President of Transmission Products. Prior to General DataCom, Mr. Mills was employed by Primary Access Corp. from 1991 to January 1994 serving in various capacities.

     HARVEY KAUFMAN has served as Executive Vice President, Secretary and Treasurer of NetSpeak since December 1995. Mr. Kaufman has over 25 years of expertise in the telecommunications industry. He joined TPI in 1979 as Vice President of Strategic Planning with additional responsibilities for Applications Engineering and Product Management. Upon the sale of TPI's core telecommunications business to Siemens in 1987, Mr. Kaufman joined Siemens as Executive Director of Marketing for Siemens Information Systems and subsequently served as Vice President of Product Management and Applications Engineering and Director for Advanced Systems and Applications. Mr. Kaufman retired from Siemens in October 1995.

     STEVEN D. LEEKE was appointed to the Company's Board of Directors in November 1996 as the designee of Motorola. See "Certain Transactions." Mr. Leeke is currently the Director and General Manager of Internet Content and Service Businesses within Motorola New Enterprises. He joined Motorola in March 1995 as Director of Strategy for New Enterprises. In 1988 he joined Texas Instruments: first as a member of their Corporate Research Development & Engineering Department; then as Branch Manager, Production Management Decision Systems; and finally as Manager of Strategic Development, Semiconductor Group Research & Development, reporting to the Chief Technical Officer.

     A. JEFFRY ROBINSON has served as a director of NetSpeak since December 1995. Since April 1996, Mr. Robinson has been a partner in the Miami law firm of Broad and Cassel, the Company's counsel, specializing in corporate and securities matters. From March 1992 until April 1996, Mr. Robinson was a shareholder in the Miami law firm of Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel, P.A.

     MICHAEL B. GOLDBERG will become a director of the Company upon consummation of this Offering. Since 1991, Mr. Goldberg has been Managing Director at Kelso & Company, a private investment firm. From 1989 to 1991, Mr. Goldberg was a Managing Director and Co-head of the Mergers and Acquisitions department at the First Boston Corporation. Mr. Goldberg is also a director of Hosiery Corporation of America, Inc. and Universal Outdoor Holdings, Inc. Prior thereto he was a partner in Skadden, Arps, Slate, Meagher & Flom.

     MARTIN SHUM will become a director of the Company upon consummation of this Offering, as the designee of ACT. See "Business-Strategic Alliances." Mr. Shum founded ACT in May 1987 and has served as Chairman of the Board of Directors, President and Chief Executive Officer since that time.

     There are no family relationships among the Company's directors and executive officers.

     Directors of the Company hold their offices until the next annual meeting of the Company's shareholders and until their successors have been duly elected and qualified or their earlier resignation, removal from office or death. There are no committees of the Board of Directors. Upon consummation of this Offering, the Company intends to establish an audit and compensation committee, consisting of a majority of independent directors.

     Officers of the Company serve at the pleasure of the Board of Directors and until the first meeting of the Board of Directors following the next annual meeting of the Company's shareholders and until their successors have been chosen and qualified.

DIRECTOR COMPENSATION

     The Company currently does not pay cash compensation to non-employee directors. Following consummation of this Offering, the Company intends to pay non-employee directors a fee of $1,000 per meeting of the Board of Directors or committee thereof attended and to provide non-employee directors with annual grants of stock options under the 1995 Plan to purchase 5,000 shares of Common Stock. Directors are reimbursed for travel and lodging expenses in connection with their attendance at meetings. In January 1996, A. Jeffry Robinson and L. Richard Mattaway, a former director, were each granted ten-year options under the 1995 Plan to purchase 75,000 shares of Common Stock at a price of $2.50 per share.

INDEMNIFICATION AGREEMENTS

     The Company has entered into an indemnification agreement with each of its directors and executive officers. Each indemnification agreement provides that the Company will indemnify such person against certain liabilities (including settlements) and expenses actually and by him or her in connection with any threatened or pending legal action, proceeding or investigation (other than actions brought by or in the right of the Company) to which he or she is, or is threatened to be, made a party by reason of his or her status as a director, officer or agent of the Company, provided that such director or executive officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal proceedings, had no reasonable cause to believe his or her conduct was unlawful. With respect to any action brought by or in the right of the Company, a director or executive officer will also be indemnified, to the extent not prohibited by applicable law, against expenses and amounts paid in settlement, and certain liabilities if so determined by a court of competent jurisdiction, actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company.

EXECUTIVE COMPENSATION

  SUMMARY COMPENSATION TABLE

     The following table sets forth information concerning compensation for 1996 received by the Chief Executive Officer (the "CEO") and the only other executive officer whose annual salary and bonus exceeded $100,000 during 1996 (collectively with the CEO, the "Named Executive Officers").

                                                                                     LONG TERM
                                            ANNUAL COMPENSATION                      COMPENSATION
                                            --------------------                    -------------
                                                                                     SECURITIES
                                                                    OTHER ANNUAL     UNDERLYING
                                            SALARY       BONUS      COMPENSATION      OPTIONS
NAME AND PRINCIPAL POSITION        YEAR      ($)         ($)          ($)(1)           (#)(2)
-------------------------------   -------   ---------   --------   --------------   -------------
Stephen R. Cohen                   1996      43,080         -            1,662          300,000
 Chairman of the Board and CEO
Shane D. Mattaway                  1996     109,171         -            1,662          100,000
 Executive Vice President and
 Chief Technical Officer

----------------

(1) Represents a car allowance of $600 per month.
(2) Represents options to purchase Common Stock granted to the Named Executive Officer under the 1995 Plan.

  EMPLOYMENT AGREEMENTS

     Effective October 1996, the Company entered into employment agreements with Stephen R. Cohen, the Company's Chairman and Chief Executive Officer, Robert Kennedy, the Company's President and Chief Operating Officer, Shane D. Mattaway, the Company's Executive Vice President and Chief Technical Officer, John W. Staten, the Company's Chief Financial Officer and Assistant Secretary and Harvey Kaufman, the Company's Executive Vice President and Secretary. The employment agreements have "rolling" two year terms, so that at all times the remaining term of the agreement is two years. The employment agreements provide for annual salaries initially set at $175,000, $150,000, $125,000, $90,000 and $75,000 for
Messrs. Cohen, Kennedy, Mattaway, Staten and Kaufman respectively.

     Each employment agreement provides that the executive officer who is a party thereto (the "Executive Officer") will continue to receive his salary for a period of two years after termination of employment, if his employment is terminated by the Company for any reason other than death, disability or Cause (as defined in the employment agreement), or for a period of 12 months after termination of the agreement as a result of the Executive Officer's disability, and the Executive Officer's estate will receive a lump sum payment equal to one year's salary plus a pro rata portion of any bonus to which the Executive Officer is entitled upon termination of the employment agreement by reason of the Executive Officer's death. Each employment agreement also prohibits the Executive Officer from directly or indirectly competing with the Company for one year after termination for any reason except a termination without Cause. If a Change of Control (as defined in the employment agreement) occurs, the employment agreement provides for the continued employment of the Executive Officer for a period of two years following the Change of Control. In addition, following the Change of Control, if the Executive Officer's employment is terminated by the Company other than for Cause or by reason of the Executive Officer's death or disability, or by the Executive Officer for certain specified reasons (such as a reduction of compensation or a diminution of duties), the Executive Officer will receive a lump sum cash payment equal to 200% of the cash compensation received by the Executive Officer during the 12 calendar months prior to such termination.

     The Company is also party to a two year employment agreement with Steven F. Mills expiring in October 1998. The term of Mr. Mills' employment agreement will automatically be extended for successive one-year terms unless the Company or Mr. Mills gives written notice of its or his, respectively, intent not to extend such agreement to the other party at least 60 days prior to the then scheduled expiration date. Mr. Mills' annual salary is initially set at $120,000. Mr. Mills employment agreement contains confidentiality and non-competition provisions.

  OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth information concerning individual grants of stock options made during 1996 to any of the Named Executive Officers.

                                                            OPTION GRANTS IN LAST FISCAL YEAR
                            -------------------------------------------------------------------------------------------------

                                                                                                      POTENTIAL REALIZABLE
                                                                                                        VALUE OF ASSUMED
                                NUMBER         % OF TOTAL                                                ANNUAL RATES OF
                              OF SHARES          OPTIONS                                            STOCK PRICE APPRECIATION
                              UNDERLYING         GRANTED            EXERCISE OR                       FOR OPTION TERMS($)(1)
                               OPTIONS         TO EMPLOYEES         BASE PRICE      EXPIRATION     --------------------------
                             GRANTED(#)(1)     IN FISCAL YEAR        ($/SH)            DATE           5%               10%
                            ----------------   -----------------   --------------   ------------   -----------   ------------
Stephen R. Cohen   ......         300,000          18.5              $2.50          1/24/06         $472,000      $1,195,000
Shane D. Mattaway  ......         100,000           6.2               2.50          1/24/06          157,000         398,000

----------------

(1) Based upon the exercise price, which was equal to the fair market on the date of grant, and annual appreciation at the rate stated on such price through the expiration date of the options. Amounts represented hypothetical gains that could be achieved for the options if exercised at the end of the term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with the rules of the Securities and Exchange Commission (the "Commission") and do not represent the Company's estimate or projection of the future stock price. Actual gains, if any, are contingent upon the continued employment of the Named Executive Officer through the expiration date, as well as being dependent upon the general performance of the Common Stock. The potential realizable values have not taken into account amounts required to be paid for federal income taxes.

  STOCK OPTIONS HELD AT END OF 1996

     The following table indicates the total number and value of exercisable and unexercisable stock options held by each of the Named Executive Officers as of December 31, 1996. No options were exercised by any of the Named Executive Officers during 1996.

                                   NUMBER OF SECURITIES                   VALUE OF UNEXERCISED
                              UNDERLYING UNEXERCISED OPTIONS              IN-THE-MONEY OPTIONS
                                   AT FISCAL YEAR-END(#)                 AT FISCAL YEAR-END($)
                             ---------------------------------   ------------------------------------
                              EXERCISABLE      UNEXERCISABLE     EXERCISABLE(1)      UNEXERCISABLE(1)
                             --------------   ----------------   -----------------   ----------------
Stephen R. Cohen    ......       300,000            0             $1,875,000                0
Shane D. Mattaway   ......       250,000            0              1,787,500                0

----------------

(1) Based upon the assumed initial public offering price of $8.75 per share, less the applicable exercise price.

COMPENSATION COMMITTEE, INTERLOCKS AND INSIDER PARTICIPATION

     The Company does not have a compensation committee and all decisions regarding executive compensation have been made by the Board of Directors as a whole. See "Certain Transactions" with respect to the payment of legal fees to a law firm of which A. Jeffry Robinson is a partner.

1995 STOCK OPTION PLAN

     Under the 1995 Plan, as amended, an aggregate of 2,700,000 shares of Common Stock are reserved for issuance upon exercise of options ("1995 Plan Options"). 1995 Plan Options are designed to serve as incentives for retaining qualified and competent directors, employees, consultants and independent contractors of the Company.

     The Company's Board of Directors, or a committee thereof, administers and interprets the 1995 Plan and is authorized to grant 1995 Plan Options thereunder to all eligible employees of the Company, including directors and executive officers (whether or not employees) of the Company, as well as consultants and independent contractors hired by the Company. The 1995 Plan provides for the granting of both "incentive stock options" (as defined in Section 422 of the Internal Revenue Code of 1986, as amended) and nonstatutory stock options. Incentive stock options may only be granted, however, to employees. 1995 Plan Options can be granted on such terms and at such prices as determined by the Board, or a committee thereof, except that the per share exercise price of incentive 1995 Plan Options will not be less than the fair market value of the Common Stock on the date of grant and, in the case of an incentive 1995 Plan Option granted to a 10% shareholder, the per share exercise price will not be less than 110% of such fair market value as defined in the 1995 Plan.

     In accordance with the Internal Revenue Service Code, options granted under the 1995 Plan that would otherwise qualify as incentive stock options will not be treated as incentive stock options to the extent that the aggregate fair market value of the shares covered by the incentive stock options which are exercisable for the first time by any individual during any calendar year exceeds $100,000.

     1995 Plan Options will be exercisable after the period or periods specified in the option agreement, provided, however, that incentive 1995 Plan Options vest in three annual installments commencing one year from the date of grant. 1995 Plan Options granted are not exercisable after the expiration of ten years from the date of grant and are not transferable other than by will or by the laws of descent and distribution. Adjustments in the number of shares subject to 1995 Plan Options can be made by the Board of Directors or the appropriate committee in the event of a stock dividend or recapitalization resulting in a stock split-up, combination or exchange of shares. Under the 1995 Plan, options may become immediately exercisable in the event of a change in control or approval by stockholders of the Company of a merger, reorganization, liquidation, dissolution or disposition of all or substantially all of the assets of the Company. The 1995 Plan also authorizes the Company to make loans to optionees to enable them to exercise their options.

     Non-statutory options to purchase an aggregate of 53,000 shares of Common Stock previously granted under the 1995 Plan to various employees have been exercised. As of the date of this Prospectus, the Company has 1995 Plan Options outstanding to purchase an aggregate of 2,263,500 shares of Common Stock at exercise prices ranging from $1.00 to $7.00 and 119,000 shares of Common Stock at an exercise price equal to the price per share in this Offering. Of such options, 1,012,500 are incentive stock options and 1,370,000 are non-statutory stock options.

                             CERTAIN TRANSACTIONS

     Upon incorporation of the Company in December 1995, the Company sold an aggregate of 2,950,000 shares of Common Stock to various executive officers, directors and advisors for an aggregate of $590,000, including 1,750,000 shares to Stephen R. Cohen, 500,000 shares to Robert Kennedy, 250,000 shares to Harvey Kaufman and 100,000 shares to each of L. Richard Mattaway and A. Jeffry Robinson.

     In December 1995, the Company acquired all of the issued and outstanding capital stock of ITC by merger of ITC with a wholly-owned subsidiary of the Company. As consideration for such, the Company issued an aggregate of 2,500,000 shares of Common Stock to the shareholders of ITC in exchange for all of their ITC shares, including 1,000,000 shares to an affiliate of L. Richard Mattaway and 850,000 shares to Shane D. Mattaway.

     In connection with the establishment of a strategic alliance, in August 1996, Motorola made a minority investment in the Company pursuant to which it purchased 769,853 shares of Common Stock and the Motorola Warrant to purchase up to an additional 452,855 shares of Common Stock at a price of $5.50 per share for a six year period expiring in August 2002 for an aggregate of $4,234,192. In the event the Company consummates the Offering or any other underwritten public offering of its Common Stock at a price of at least $7.00 per share resulting in the receipt by the Company of net proceeds of not less than $10,000,000, the Company, at its option, upon not less than 20 business days' notice given prior to the planned closing date of such public offering, may require Motorola to exercise the Motorola Warrant, provided, however, that within 15 business days of receipt of the Company's notice, Motorola may elect to cancel the Motorola Warrant unexercised. In addition, Motorola was granted the right to designate one member of the Company's Board of Directors so long as Motorola and its affiliates beneficially own 5% or more of the Company's outstanding Common Stock. Motorola has advised the Company that it will exercise the Motorola Warrant in full upon consummation of this Offering, provided that the Offering meets the criteria set forth above. There are no agreements between management and Motorola with respect to voting their respective shares of Common Stock.

     A. Jeffry Robinson is a partner of the law firm of Broad and Cassel, which serves as counsel to the Company. The Company has paid legal fees to Broad and Cassel for services rendered.

     The Company has adopted a policy that any transactions between the Company and its executive officers, directors, principal shareholders or their affiliates take place on an arms-length basis and require the approval of a majority of the independent directors of the Company.

                            PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of the date of this Prospectus and as adjusted after this Offering by (i) each of the shareholders of the Company owning more than 5% of the outstanding shares of Common Stock; (ii) each director of the Company and director nominee; (iii) each of the Named Executive Officers; and
(iv) all directors and executive officers of the Company as a group:

                                                                    PERCENTAGE OF CLASS(3)
                                                                   ------------------------
NAME AND ADDRESS OF                        NUMBER OF SHARES         BEFORE        AFTER
BENEFICIAL OWNER OF GROUP(1)             BENEFICIALLY OWNED(2)     OFFERING      OFFERING
--------------------------------------   -----------------------   -----------   ----------
Stephen R. Cohen(4) ..................            2,000,000              23.7%         18.4%
Robert Kennedy(5)   ..................              760,000               9.0           7.0
Shane D. Mattaway(6)   ...............            1,078,000              12.8          10.0
Steven D. Leeke(7)  ..................                  -0-               -0-           -0-
A. Jeffry Robinson(8)  ...............              175,000               2.1           1.6
Michael B. Goldberg ..................                  -0-               -0-           -0-
Martin Shum(9)   .....................                  -0-               -0-           -0-
All directors and executive officers
 as a group (nine persons)(10)  ......            4,319,667              47.5          37.6
5% OR GREATER HOLDERS
Motorola, Inc.   .....................            1,222,708              15.0          11.6
1303 E. Algonquin Road
Schaumburg, Illinois 60196(3)
L. Richard Mattaway(11)   ............              675,000               8.2           6.3
1508 San Ignacio Ave.
Suite 200
Coral Gables, Florida 33416
Garmarin Investments, Ltd.   .........              500,000               6.1           4.7
c/o CIBC Bank and Trust Company
 (Cayman) Limited
P.O. Box 694GT
Edward Street
Grand Cayman, Cayman Islands(12)
Glenn Hutton  ........................              500,000               6.1           4.7
9725 Hammock Boulevard
Suite 206
Miami, Florida 33196

----------------

 (1) Except as indicated, the address of each person named in the table is c/o NetSpeak, 902 Clint Moore Road, Suite 104, Boca Raton, Florida 33487.
 (2) Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all shares of Common Stock listed, which include shares of Common Stock that such persons have the right to acquire a beneficial interest within 60 days from the date of this Prospectus.
 (3) Gives effect to exercise of the Motorola Warrant.
 (4) Includes 300,000 shares of Common Stock issuable upon the exercise of stock options.
 (5) Includes 250,000 shares of Common Stock issuable upon the exercise of stock options and 10,000 shares of Common Stock issuable upon the exercise of stock options held by Mr. Kennedy's spouse.
 (6) Includes 250,000 shares of Common Stock issuable upon the exercise of stock options.
 (7) Does not include the shares of Common Stock beneficially owned by Motorola, in which shares Mr. Leeke disclaims beneficial ownership.
 (8) Includes 75,000 shares of Common Stock issuable upon the exercise of stock options.
 (9) Does not include the shares of Common Stock to be purchased by ACT in this Offering, in which shares Mr. Shum disclaims beneficial ownership.
(10) Includes (i) the shares of Common Stock described in notes (3) through (8),
     (ii) 40,000 shares of Common Stock issuable upon the exercise of stock options held by John W. Staten, and (iii) 250,000 shares of Common Stock held by Harvey Kaufman and 16,667 shares of Common Stock issuable upon the exercise of stock options held by Mr. Kaufman.
(11) Includes 400,000 shares of Common Stock held in a family limited partnership, 100,000 shares of Common Stock held by an affiliated corporation and 75,000 shares of Common Stock issuable upon the exercise of stock options.
(12) Luis Gallego is the beneficial owner of these shares.

                         DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of (i) 25,000,000 shares of Common Stock, par value $.01 per share, 10,551,387 shares of which will be outstanding upon consummation of this Offering and (ii) 1,000,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Stock"), none of which will be outstanding upon consummation of this Offering. As of the date of this Prospectus, there were approximately 100 holders of record of the Common Stock.

COMMON STOCK

     Subject to the rights of the holders of any Preferred Stock that may be outstanding, each holder of Common Stock on the applicable record date is entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor, and, in the event of liquidation, to share pro rata in any distribution of the Company's assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding Preferred Stock. Each holder of Common Stock is entitled to one vote for each share held of record on the applicable record date on all matters presented to a vote of shareholders, including the election of directors. Holders of Common Stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities, and there are no conversion rights or redemption or sinking fund provisions with respect to such stock. All outstanding shares of Common Stock are, and the shares of Common Stock issuable upon exercise of the Investor Warrants, the Agent's Option and the Agent's Warrants will be, when issued, fully paid and nonassessable.

PREFERRED STOCK

     The Company's Board of Directors has the authority to issue 1,000,000 shares of Preferred Stock in one or more series and to fix, by resolution, conditional, full, limited or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions thereof, if any, including the number of shares in such series (which the Board may increase or decrease as permitted by Florida law), liquidation preferences, dividend rates, conversion or exchange rights, redemption provisions of the shares constituting any series and such other special rights and protective provisions with respect to any class or series as the Board may deem advisable without any further vote or action by the shareholders. Any shares of Preferred Stock so issued would have priority over the Common Stock with respect to dividend or liquidation rights or both and could have voting and other rights of shareholders. The Company has no present plans to issue shares of Preferred Stock.

CERTAIN FLORIDA LEGISLATION

     Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations. The Florida Control Share Act generally provides that shares acquired in a "control share acquisition" will not possess any voting rights unless such voting rights are approved by a majority of the corporation's disinterested shareholders. A "control share acquisition" is an acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding "control shares" of a publicly held Florida corporation. "Control shares" are shares, which, except for the Florida Control Share Act, would have voting power that, when added to all other shares owned by a person or in respect to which such person may exercise or direct the exercise of voting power, would entitle such person, immediately after acquisition of such shares, directly or indirectly, alone or as a part of a group, to exercise or direct the exercise of voting power in the election of directors within any of the following ranges: (i) at least 20% but less than 331/3% of all voting power; (ii) at least 331/3% but less than a majority of all voting power; or (iii) a majority or more of all voting power. The Florida Affiliated Transactions Act generally requires supermajority approval by disinterested shareholders of certain specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates). Florida law and the Company's Articles and Bylaws also authorize the Company to indemnify the Company's directors, officers, employees and agents. In addition, the Company's Articles and Florida law presently limit the personal liability of corporate directors for monetary damages, except where the directors (i) breach their fiduciary duties, and (ii) such breach constitutes or includes certain violations of criminal law, a transaction from which the directors derived an improper personal benefit, certain unlawful distributions or certain other reckless, wanton or willful acts or misconduct.

TRANSFER AGENT

     The transfer agent for the Common Stock is American Stock Transfer & Trust Company, New York, New York.

REPORTS TO SHAREHOLDERS

     The Company intends to furnish registered holders with annual reports containing financial statements audited by its independent accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this Offering, the Company will have 10,551,387 shares of Common Stock outstanding. Of these shares, the 2,400,000 shares of Common Stock sold in this offering will be freely tradeable without restriction under the Securities Act, except for any such shares which may be acquired by an "affiliate" of the Company as that term is defined in Rule 144 under the Securities Act (an "Affiliate"), which shares generally may be sold publicly without registration under the Securities Act only in compliance with Rule 144.

     In general, under Rule 144 as currently in effect, if a period of at least one year has elapsed since the later of the date the "restricted shares" (as that phrase is defined in Rule 144) were acquired from the Company and the date they were acquired from an Affiliate, then the holder of such restricted shares (including an Affiliate) is entitled to sell a number of shares within any three-month period that does not exceed the greater of 1% of the then outstanding shares of the Common Stock or the average weekly reported volume of trading of the Common Stock on the Nasdaq National Market during the four calendar weeks preceding such sale. The holder may only sell such shares through unsolicited brokers' transactions or directly to market makers. Sales under Rule 144 are also subject to certain requirements pertaining to the manner of such sales, notices of such sales and the availability of current public information concerning the Company. Affiliates may sell shares not constituting restricted shares in accordance with the foregoing volume limitations and other requirements but without regard to the one-year holding period.

     Under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted shares were acquired from the Company and the date they were acquired from an Affiliate, as applicable, a holder of such restricted shares who is not an Affiliate at the time of the sale and has not been an Affiliate for at least three months prior to the sale would be entitled to sell the shares immediately without regard to the volume limitations and other conditions described above.

     The Company's executive officers and directors, and certain shareholders who collectively own an aggregate of 7,924,206 shares of Common Stock have agreed that they will not directly or indirectly, sell, offer, contract to sell, make a short sale, pledge or otherwise dispose of any shares of Common Stock (or any securities convertible into or exchangeable or exercisable for any other rights to purchase or acquire Common Stock other than shares of Common Stock issuable upon exercise of outstanding options) owned by them, for a period of nine months after the date of this Prospectus, without the prior written consent of Josephthal. After the nine month period, 7,471,351 of the shares subject to the sale restriction will be eligible for sale in the public market pursuant to Rule 144 under the Securities Act, subject to the volume limitations and other restrictions contained in Rule 144. The remaining 452,855 shares of Common Stock subject to the restrictions on sale will become eligible for public sale under Rule 144 one year from the consummation of this Offering. The 227,181 shares of Common Stock not subject to the nine month restriction on sale described above will be eligible for sale subject to the volume limitations of Rule 144 commencing 90 days after the date of the Prospectus.

     The Company has granted to Motorola and Creative certain demand and piggy-back registration rights under the Securities Act, with respect to the shares of Common Stock beneficially owned by them.

     Prior to this Offering, there has been no market for the Common Stock of the Company. The Company can make no predictions as to the effect, if any, that sales of shares of Common Stock or the availability of shares of Common Stock for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of shares of Common Stock in the public market, or the perception that such sales may occur, could adversely affect prevailing market prices.

                                 UNDERWRITING

     The Underwriters named below (the "Underwriters") have severally agreed, subject to the terms and conditions of the Underwriting Agreement (the "Underwriting Agreement"), to purchase from the Company, and the Company has agreed to sell to the Underwriters on a firm commitment basis, the respective numbers of shares of Common Stock set forth below opposite their names:

                                                 NUMBER
 UNDERWRITER                                     OF SHARES
---------------------------------------------   ----------
 Josephthal Lyon & Ross Incorporated   ......    1,200,000
 Cruttenden Roth Incorporated ...............    1,200,000
                                                ----------
   Total    .................................    2,400,000
                                                ==========

     The Underwriters are committed to purchase all the shares of Common Stock offered hereby, if any of such shares are purchased. The Underwriting Agreement provides that the obligations of the several Underwriters are subject to the conditions precedent specified therein.

     The Company has been advised by the Underwriters that they initially propose to offer the Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less concessions of not in excess of $.3675 per share of Common Stock. Such dealers may re-allow a concession not in excess of $.10 per share of Common Stock to other dealers. After the commencement of the Offering, the public offering price, concession and reallowance may be changed.

     The Underwriters have advised the Company that they do not anticipate sales to discretionary accounts to exceed five percent of the securities offered by the Company hereby.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act. The Company has also agreed to pay the Underwriters an expense allowance on a non-accountable basis equal to one and one-half percent of the gross proceeds of this Offering, of which $35,000 has been paid to date.

     The Underwriters have been granted an option by the Company, exercisable within 30 days of the date of this Prospectus, to purchase up to an additional 360,000 shares of Common Stock at the initial public offering price per share of Common Stock offered hereby, less underwriting discounts and the non-accountable expense allowance. Such option may be exercised solely for the purpose of covering over-allotments, if any, incurred in the sale of the shares offered hereby. To the extent such option is exercised, in whole or in part, each Underwriter will have a firm commitment, subject to certain conditions, to purchase the number of the additional shares of Common Stock proportionate to its initial commitment.

     Holders of approximately 97% of the shares of the Company's Common Stock, including each officer, director and principal shareholder of the Company, have executed agreements pursuant to which they have agreed not to sell or otherwise dispose of their shares for a period of nine months from the date of this Prospectus without the prior written consent of Josephthal. An appropriate legend shall be marked on the face of the certificates representing all of such securities.

     Upon consummation of this Offering, the Company has agreed to sell to the Underwriters, for nominal consideration, the Advisors' Warrants to purchase from the Company 240,000 shares of Common Stock. The Advisors' Warrants are initially exercisable at a price per share equal to 120% of the initial public offering price for a period of four years commencing one year after the date of this Prospectus and are restricted from sale, transfer, assignment or hypothecation for a period of twelve months from the date hereof, except to officers of Josephthal. The Advisors' Warrants also provide for adjustment in the number of shares of Common Stock issuable upon the exercise thereof as a result of certain subdivisions and combinations of the Common Stock. The Advisors' Warrants grant to the holders thereof certain rights of registration for the securities issuable upon exercise of the Advisors' Warrants.

     Prior to this Offering, there has been no public market for the Common Stock. Consequently, the initial public offering for the Common Stock has been determined by negotiations between the Company and the Underwriters and is not necessarily related to the Company's asset value, net worth or other established criteria of value. The factors considered in such negotiations, in addition to prevailing market conditions, included the history of and prospects for the industry in which the Company competes, an assessment of the Company's management, the prospects of the Company, its capital structure and certain other factors as were deemed relevant.

     In connection with this Offering, certain Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with the Offering than they are committed to purchase from the Company, and in such case may purchase Common Stock in the open market following completion of the Offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position, up to 360,000 shares of Common Stock, by exercising the Over-Allotment Option. In addition, the Underwriters may impose "penalty bids" whereby they may reclaim from each other (or any dealer participating in the Offering) for their account, the selling concession with respect to Common Stock that is distributed in the Offering but subsequently purchased for their account in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

     The foregoing is a summary of the principal terms of the agreements described above and does not purport to be complete. Reference is made to a copy of each such agreement which are filed as exhibits to the Registration Statement. See "Additional Information."

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Broad and Cassel, a partnership including professional associations, Miami, Florida. A. Jeffry Robinson, a partner of Broad and Cassel is a director of the Company and owns 100,000 shares of Common Stock and options to purchase 75,000 shares of Common Stock. Orrick, Herrington & Sutcliffe LLP, New York, New York, has acted as counsel to the Underwriters in connection with this Offering.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1995 and 1996 and for the period December 8, 1995 (inception) to December 31, 1995 and the year ended December 31, 1996; and of Internet Telephone Company for the period May 15, 1995 (inception) to December 18, 1995, included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement (of which this Prospectus is a part and which term shall encompass any amendments thereto) on Form S-1 pursuant to the Securities Act with respect to the Common Stock being offered in this offering. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which are omitted as permitted by the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete; with respect to any such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by reference to the Registration Statement and to the financial statements, schedules and exhibits filed as a part thereof.

     This Registration Statement and all other information filed by the Company with the Commission may be inspected without charge at the principal reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of all or any part thereof may be obtained upon payment of fees prescribed by the Commission from the Public Reference Section of the Commission at its principal office in Washington, D.C. set forth above. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

                             NETSPEAK CORPORATION
                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                       ------
Independent Auditors' Report  ......................................................    F-2

Consolidated Balance Sheets as of December 31, 1995 and 1996
 and March 31, 1997 (unaudited)  ...................................................    F-3

Consolidated Statements of Operations for the Predecessor for the period
 May 15, 1995 (date of inception) to December 18, 1995 and for the
 Successor for the period December 8, 1995 (date of inception) to
 December 31, 1995 and the year ended December 31, 1996
 and for the three months ended March 31, 1996 and 1997 (unaudited)  ...............    F-4

Consolidated Statements of Shareholders' Equity for the Predecessor for the period
 May 15, 1995 (date of inception) to December 18, 1995 and for the
 Successor for the period December 8, 1995 (date of inception) to
 December 31, 1995 and the year ended December 31, 1996
 and for the three months ended March 31, 1997 (unaudited)  ........................    F-5

Consolidated Statements of Cash Flows for the Predecessor for the period
 May 15, 1995 (date of inception) to December 18, 1995 and for the
 Successor for the period December 8, 1995 (date of inception) to
 December 31, 1995 and the year ended December 31, 1996
 and for the three months ended March 31, 1996 and 1997 (unaudited)  ...............    F-6

Notes to Consolidated Financial Statements   .......................................    F-7

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of NetSpeak Corporation:

     We have audited the accompanying consolidated balance sheets of NetSpeak Corporation and subsidiary (the "Company") as of December 31, 1995 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows of Internet Telephone Company (the "Predecessor") for the period from May 15, 1995 (date of inception) to December 18, 1995, and of the Company for the period December 8, 1995 (date of inception) to December 31, 1995 and for the year ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1995 and 1996, and the results of operations and cash flows of the Predecessor for the period from May 15, 1995 (date of inception) to December 18, 1995, and of the Company for the period December 8, 1995 (date of inception) to December 31, 1995 and the year ended December 31, 1996 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Certified Public Accountants
Fort Lauderdale, Florida
January 24, 1997 (March 26, 1997 as
to the sixth paragraph of Note 3)

                             NETSPEAK CORPORATION
                          CONSOLIDATED BALANCE SHEETS

                                                                            DECEMBER 31,
                                                                   -------------------------------
                                                                                                        MARCH 31,
                                                                        1995            1996              1997
                                                                   -------------   ---------------   --------------
                                                                                                       (UNAUDITED)
ASSETS
Cash and cash equivalents   ....................................     $  483,084      $  6,294,697      $  4,869,565
Accounts receivable   ..........................................              -           340,000           236,927
Prepaid and other current assets  ..............................         15,833            85,840           138,884
Deferred tax asset .............................................              -           182,000           183,190
                                                                     ----------      ------------      ------------
   Total current assets  .......................................        498,917         6,902,537         5,428,566
Property and equipment, net ....................................         31,290         1,049,952         1,315,388
Deferred offering costs  .......................................              -                 -           298,900
Other assets ...................................................         25,359           325,126           368,390
                                                                     ----------      ------------      ------------
                                                                     $  555,566      $  8,277,615      $  7,411,244
                                                                     ==========      ============      ============
LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable   .............................................     $   80,045      $     92,192      $    453,898
Accrued compensation  ..........................................              -            82,707           386,511
Accrued expenses   .............................................         28,004           181,802           280,491
Unearned revenue   .............................................              -         2,242,011         1,596,376
                                                                     ----------      ------------      ------------
   Total current liabilities   .................................        108,049         2,598,712         2,717,276
                                                                     ----------      ------------      ------------
Commitments and contingencies (Note 6)  ........................              -                 -                 -
Shareholders' equity:
Preferred stock: 1,000,000 shares of $.01 par value authorized;
 no shares issued or outstanding  ..............................
Common stock: 25,000,000 shares of $.01 par value
 authorized; 5,450,000 shares issued and outstanding at
 December 31, 1995; 7,698,532 shares issued and outstanding
 at December 31, 1996 and March 31, 1997   .....................         54,500            76,985            76,985
Additional paid-in capital  ....................................      1,035,500         9,110,105         9,110,105
Accumulated deficit   ..........................................       (642,483)       (3,508,187)       (4,493,122)
                                                                     ----------      ------------      ------------
   Total shareholders' equity  .................................        447,517         5,678,903         4,693,968
                                                                     ----------      ------------      ------------
                                                                     $  555,566      $  8,277,615      $  7,411,244
                                                                     ==========      ============      ============

                 See accompanying notes to consolidated financial statements.

                             NETSPEAK CORPORATION
                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                    PREDECESSOR                                  SUCCESSOR
                                   ------------------ ------------------------------------------------------------------
                                                                                                     THREE MONTHS
                                     MAY 15, 1995      DECEMBER 8, 1995      YEAR ENDED             ENDED MARCH 31,
                                    TO DECEMBER 18,    TO DECEMBER 31,      DECEMBER 31,   -----------------------------
                                         1995                1995               1996             1996             1997
                                   ------------------ ---------------------------------    -------------   -------------
                                                                                                     (UNAUDITED)
Net revenues .....................  $         -           $         -      $     867,117     $    90,681     $   903,766
Operating expenses:
Cost of revenues   ...............            -                     -             47,129           3,752          43,522
Research and development .........      175,038                28,301          2,255,644         327,947       1,147,402
Sales and marketing   ............            -                     -            722,353          91,604         399,185
General and administrative  ......        5,644                57,200            836,791          85,168         312,099
Purchased research and
 development .....................            -               556,982                  -               -               -
                                    -----------           -----------       ------------     -----------     -----------
   Total operating
 expenses ........................      180,682               642,483          3,861,917         508,471       1,902,208
Loss from operations  ............     (180,682)             (642,483)        (2,994,800)       (417,790)       (998,442)
Interest and other income   ......            -                     -            172,096          17,423          57,317
                                    -----------           -----------       ------------     -----------     -----------
Loss before income taxes .........     (180,682)             (642,483)        (2,822,704)       (400,367)       (941,125)
Income taxes .....................            -                     -             43,000               -          43,810
                                    -----------           -----------      -------------     -----------     -----------
Net loss  ........................  $  (180,682)          $  (642,483)     $  (2,865,704)    $  (400,367)    $  (984,935)
                                    ===========           ===========      =============     ===========     ===========
Net loss per share ...............                                         $       (0.35)    $     (0.05)    $     (0.12)
                                                                           =============     ===========     ===========
Shares used in computing net
 loss per share ..................                                             8,197,568       8,197,568       8,197,568
                                                                           =============     ===========     ===========

                 See accompanying notes to consolidated financial statements.

                             NETSPEAK CORPORATION
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                            COMMON STOCK
                                       -----------------------   ADDITIONAL
                                                                  PAID-IN        ACCUMULATED
                                        SHARES        AMOUNT      CAPITAL          DEFICIT              TOTAL
                                       -----------   ---------   ----------     ------------      -------------
Predecessor

Balance at May 15, 1995 ............           -     $     -     $        -       $           -    $          -
Sale of common stock ...............       1,000       1,000              -                   -           1,000
Capital paid in   ..................           -           -        128,200                   -         128,200
Net loss ...........................           -           -              -            (180,682)       (180,682)
                                       ---------     -------     ----------       -------------    ------------
Balance at December 18, 1995  ......       1,000     $ 1,000     $  128,200       $    (180,682)   $    (51,482)
                                       =========     =======     ==========       =============    ============

---------------------------------------------------------------------------------------------------------------
Successor

Balance at December 8, 1995   ......           -     $     -     $        -       $           -    $          -
Sale of common stock ...............   2,950,000      29,500        560,500                   -         590,000
Issuance of common stock in
acquisition ........................   2,500,000      25,000        475,000                   -         500,000
Net loss ...........................           -           -              -            (642,483)       (642,483)
                                       ---------     -------     ----------       -------------    ------------
Balance at December 31, 1995  ......   5,450,000      54,500      1,035,500            (642,483)        447,517
Issuance of common stock
 and warrants  .....................   2,195,532      21,955      7,942,635                   -       7,964,590
Exercises of stock options .........      53,000         530        131,970                   -         132,500
Net loss ...........................           -           -              -          (2,865,704)     (2,865,704)
                                       ---------     -------     ----------       -------------    ------------
Balance at December 31, 1996  ......   7,698,532      76,985      9,110,105          (3,508,187)      5,678,903
Net loss (unaudited) ...............           -           -              -            (984,935)       (984,935)
                                       ---------     -------     ----------       -------------    ------------
Balance at March 31, 1997
 (unaudited)   .....................   7,698,532     $76,985     $9,110,105       $  (4,493,122)   $  4,693,968
                                       =========     =======     ==========       =============    ============

                 See accompanying notes to consolidated financial statements.

                             NETSPEAK CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                             PREDECESSOR
                                                          ------------------ -------------------
                                                           MAY 15, 1995 TO    DECEMBER 8, 1995
                                                            DECEMBER 18,      TO DECEMBER 31,
                                                                1995                1995
                                                          ------------------ -------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss ................................................     $  (180,682)        $  (642,483)
Adjustments to reconcile net loss to net cash used in
 operating activities:
   Depreciation   .......................................           1,500                   -
   Purchased research and development  ..................               -             556,982
   Common stock issued for services .....................               -                   -
   Deferred taxes .......................................               -                   -
   Changes in assets and liabilities:
     Accounts receivable   ..............................               -                   -
     Prepaid and other current assets  ..................               -             (15,833)
     Other assets .......................................               -             (25,359)
     Accounts payable   .................................          43,927              36,118
     Accrued compensation  ..............................               -                   -
     Accrued expenses   .................................               -              28,004
     Unearned revenue   .................................               -                   -
                                                              -----------         -----------
    Net cash used in operating activities ...............        (135,255)            (62,571)
                                                              -----------         -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures ....................................         (26,027)             (6,763)
Acquisition costs paid and cash overdraft assumed  ......               -             (37,582)
                                                              -----------         -----------
    Net cash used in investing activities ...............         (26,027)            (44,345)
                                                              -----------         -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock
 and warrants  ..........................................         129,200             590,000
Cash overdraft ..........................................          32,082                   -
Deferred offering costs paid  ...........................               -                   -
                                                              -----------         -----------
    Net cash provided by (used in)
 financing activities   .................................         161,282             590,000
                                                              -----------         -----------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS .......................................               -             483,084
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD ....................................               -                   -
                                                              -----------         -----------
CASH AND CASH EQUIVALENTS AT
 END OF PERIOD ..........................................     $         -         $   483,084
                                                              ===========         ===========
SUPPLEMENTAL INFORMATION:
Cash paid for income taxes ..............................               -                   -
                                                              -----------         -----------
NONCASH INVESTING AND FINANCING
 ACTIVITIES-SEE NOTES 2 AND 3



                                                                             SUCCESSOR
                                                          -----------------------------------------------


                                                                                   THREE MONTHS
                                                           YEAR ENDED             ENDED MARCH 31,
                                                           DECEMBER 31,   -------------------------------
                                                               1996            1996            1997
                                                          --------------- --------------- ---------------
                                                                                    (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss ................................................   $  (2,865,704)  $   (400,367)   $   (984,935)
Adjustments to reconcile net loss to net cash used in
 operating activities:
   Depreciation   .......................................         198,172         22,728         111,666
   Purchased research and development  ..................               -              -               -
   Common stock issued for services .....................          35,000              -               -
   Deferred taxes .......................................        (182,000)             -          (1,190)
   Changes in assets and liabilities:
     Accounts receivable   ..............................        (340,000)             -         103,073
     Prepaid and other current assets  ..................         (70,007)       (18,813)        (53,044)
     Other assets .......................................        (299,767)      (121,527)        (43,264)
     Accounts payable   .................................          12,147         50,264         111,706
     Accrued compensation  ..............................          82,707         36,581         303,804
     Accrued expenses   .................................         153,798         (3,518)         98,689
     Unearned revenue   .................................       2,242,011              -        (645,635)
                                                            -------------   ------------    ------------
    Net cash used in operating activities ...............      (1,033,643)      (434,652)       (999,130)
                                                            -------------   ------------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures ....................................      (1,216,834)      (479,780)       (377,102)
Acquisition costs paid and cash overdraft assumed  ......               -              -               -
                                                            -------------   ------------    ------------
    Net cash used in investing activities ...............      (1,216,834)      (479,780)       (377,102)
                                                            -------------   ------------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock
 and warrants  ..........................................       8,062,090      3,134,528               -
Cash overdraft ..........................................               -              -               -
Deferred offering costs paid  ...........................               -              -         (48,900)
                                                            -------------   ------------    ------------
    Net cash provided by (used in)
 financing activities   .................................       8,062,090      3,134,528         (48,900)
                                                            -------------   ------------    ------------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS .......................................       5,811,613      2,220,096      (1,425,132)
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD ....................................         483,084        483,084       6,294,697
                                                            -------------   ------------    ------------
CASH AND CASH EQUIVALENTS AT
 END OF PERIOD ..........................................   $   6,294,697   $  2,703,180    $  4,869,565
                                                            =============   ============    ============
SUPPLEMENTAL INFORMATION:
Cash paid for income taxes ..............................   $     225,000              -    $     30,000
                                                            -------------   ------------    ------------
NONCASH INVESTING AND FINANCING
 ACTIVITIES-SEE NOTES 2 AND 3


          See accompanying notes to consolidated financial statements.

                             NETSPEAK CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

     ORGANIZATION AND OPERATIONS-NETSPEAK CORPORATION AND ITS SUBSIDIARY (THE "Company") develops, markets, licenses, and supports a suite of intelligent software modules, which enable real-time, concurrent interactive voice, video and data transmission over packetized data networks such as the Internet and local-area and wide-area networks ("LANs" and "WANs", respectively).

     The markets for the Company's products and systems have only recently begun to develop and are rapidly evolving. In addition, the Company's products and systems are new and based on emerging technologies. As is typical in the case of new and rapidly evolving industries, demand and market acceptance for recently introduced technology products are subject to a high level of uncertainty. Broad acceptance of the Company's products by customers and end users is critical to the Company's success and ability to generate revenues. The Company has a limited operating history upon which an evaluation of the Company and its prospects can be based. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stage of development, particularly companies in new and rapidly evolving markets. As of December 31, 1996, the Company had an accumulated deficit of $3,508,187. Additionally, the Company's operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside the Company's control. These factors include the volume of revenues generated to the Company's strategic partners from sales of products and systems incorporating the Company's technology or products, the mix of distribution channels used by the Company, the timing of new product announcements and release by the Company and its competitors, and general economic conditions. However, the Company believes that adequate capital resources are available to fund the Company's operations for a period of at least twelve months.

     The Company was incorporated on December 8, 1995 under the name "Comnet Corporation" and assumed its present name on December 18, 1995. For accounting purposes, the Company emerged from the development stage during 1996.

     Effective December 18, 1995, NetSpeak acquired the Internet Telephone Company ("ITC"). ITC was incorporated for the purpose of developing telephony communication software for use on the Internet and LANs and WANs. The accompanying financial statements identified as for the Predecessor are for ITC for the period from May 15, 1995 (inception) to the date of acquisition. The accompanying financial statements identified as for the Successor are for NetSpeak Corporation, including ITC on a consolidated basis from the date of its acquisition, as of December 31, 1995 and 1996 and March 31, 1997 and for the period from December 8, 1995 (inception) to December 31, 1995, for the year ended December 31, 1996 and the three months ended March 31, 1996 and 1997. See
Note 2.

     CONSOLIDATION-The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, ITC. Significant intercompany transactions and balances have been eliminated in consolidation.

     ACCOUNTING ESTIMATES-The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     NET LOSS PER SHARE-Net loss per share was calculated by dividing net loss by the weighted average number of common shares outstanding during 1996 adjusted for the effect of common stock

                             NETSPEAK CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)
1. OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES-(CONTINUED)

equivalents, consisting of stock options and warrants, using the treasury stock method with an initial public offering price of $8.75 per share. Pursuant to the requirements of the Securities and Exchange Commission, common stock issued by the Company during the twelve months immediately preceding the planned initial public offering, plus the number of common equivalent shares pursuant to the grant of common stock options or warrants during the same period, have been included in the calculation of the shares used in computing net loss per share as if they were outstanding for all of 1996. The Company issued 1,710,000 stock options prior to February 1, 1996, which were not included in weighted average shares outstanding because such options were issued prior to the twelve months immediately preceding the proposed offering and the effect on net loss per share would be anti-dilutive.

     REVENUE RECOGNITION-The Company generates revenues from products, licenses and fees for services. License revenue includes a combination of fees for initial and annual license fees. Service revenues are derived from fees for customer maintenance and support and engineering.

     Product and license revenues are generally recognized upon product shipment or delivery of permanent authorization codes. License fees which cover a specified time period are amortized ratably over the term of the license agreement.

     Service revenues for customer maintenance and support are recognized ratably over the term of the maintenance period which is typically twelve months. Service revenues for engineering services are generally recognized when the services are performed, except when customer acceptance is required, then revenues are recognized when customer acceptance has been received.

     Costs related to insignificant obligations, primarily telephone support, are accrued upon product shipment.

     Advance payments of products, licenses and services are reported as unearned revenue until all conditions for revenue recognition are met.

     RESEARCH AND DEVELOPMENT-Research and development expenditures are charged to operations as incurred. Statement of Financial Accounting Standard ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires capitalization of certain software development costs once technological feasibility has been established.

     Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release have been insignificant. All research and development costs have been expensed as incurred.

     CASH AND CASH EQUIVALENTS-Cash and cash equivalents include cash and short-term investments purchased with a maturity of three months or less.

     PROPERTY AND EQUIPMENT-Property and equipment is recorded at cost. Depreciation is provided on the straight-line basis over the estimated useful lives of the assets. Estimated useful lives range from 3 to 5 years.

     FAIR VALUE OF FINANCIAL INSTRUMENTS-SFAS No. 107, "Disclosure about Fair Value of Financial Instruments," requires disclosure of the fair value of financial instruments, both assets and

                             NETSPEAK CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)
1. OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES-(CONTINUED)

liabilities, recognized and not recognized in the Consolidated Balance Sheets of the Company, for which it is practicable to estimate fair value. The estimated fair values of financial instruments which are presented herein have been determined by the Company using available market information. There were no significant differences as of December 31, 1995 and 1996 in the carrying value and fair value.

     INCOME TAXES-Income taxes are provided based on the treatment prescribed by SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires accounting for income taxes based on the liability method and, accordingly, deferred income taxes are provided to reflect temporary differences between financial and tax reporting bases of assets and liabilities.

     UNAUDITED INTERIM FINANCIAL STATEMENTS-The interim consolidated financial statements and the related information in the notes as of March 31, 1997 and for the three months ended March 31, 1996 and 1997 are unaudited. Such interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, reflect all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial position, the results of operations and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of the results to be expected for the full year.

     RECLASSIFICATIONS-Certain reclassifications have been made to prior year statements to conform to current year presentations.

2. ACQUISITION OF ITC

     EFFECTIVE DECEMBER 18, 1995, THE COMPANY ACQUIRED ITC BY ISSUING 2,500,000 SHARES OF THE Company's common stock, valued at $500,000, in exchange for all of the outstanding shares of ITC. The acquisition was accounted for as a purchase. The purchase price was allocated to the assets acquired, including purchased research and development in process, and liabilities assumed based upon their fair value on the date of acquisition. ITC's only activities from inception to the date of acquisition consisted of research and development of telephony communication software, and as such operating activities did not commence. As of the date of the acquisition, technological feasibility of the telephony communication software in process of development had not been established and there was no alternative use; accordingly, the portion of the purchase price allocated to purchased research and development was immediately expensed in accordance with general accepted accounting principles. Pro forma information giving effect to the acquisition is not presented because such information would not be significantly different from that in the historical statements of operations. The following summarizes the acquisition:

 Equipment acquired   ....................................     $   24,527
 Purchased research and development  .....................        556,982
 Accounts payable assumed   ..............................        (43,927)
 Acquisition costs paid and cash overdraft assumed  ......        (37,582)
                                                               -----------
 Common stock issued  ....................................     $  500,000
                                                               ===========

                             NETSPEAK CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)


3. SHAREHOLDERS' EQUITY

     THE INITIAL CAPITALIZATION OF THE COMPANY CONSISTED OF THE ISSUANCE OF 2,500,000 SHARES OF COMMON stock for $500,000.

     ITC's capitalization since inception consisted of the issuance of 1,000 shares of common stock for $1,000 cash and additional capital contributions of $128,200.

     During the period from December 8, 1995 to December 14, 1995, the Company issued 450,000 shares of common stock for $90,000.

     In the first quarter of 1996 the Company sold 1,204,000 shares of common stock for $2.50 per share in a private placement raising $2,992,028, net of offering costs. In January 1996, the Company issued an option to purchase 250,000 shares of common stock for $2.50 per share to a consulting firm, which assisted the Company with its private placement. The fair value of this option, $271,339, was recorded as a cost of the offering. The option is exercisable through January 2003.

     In June 1996, the Company issued 207,679 shares of common stock to Creative Technology Ltd. ("Creative") at a price of $5.05 per share raising an aggregate of $943,698, net of offering costs. The Company also issued Creative a 21 month warrant to purchase up to an additional 207,679 shares of common stock at a price of $5.05 per share, which warrant is only exercisable if Creative distributes, during a specified period, a predetermined quantity of the Company's Internet telephone client software product licensed to Creative. The Company will record as an expense the fair value, $66,217, of the warrant if the product distribution requirement becomes likely to be met. At December 31, 1996 no amounts have been recorded. The Company derived 44% of its revenues for the year ended December 31, 1996 and at December 31, 1996, had $300,000 in accounts receivable from Creative.

     In August 1996, the Company issued 769,853 shares of common stock and a warrant to purchase up to an additional 452,855 shares of common stock at a price of $5.50 per share for a six year period expiring in August 2002 to Motorola , Inc. ("Motorola") raising $3,993,864, net of offering costs. In the event the Company consummates an underwritten public offering of its common stock at a price of at least $7.00 per share resulting in the receipt by the Company of net proceeds of not less than $10,000,000, the Company, at its option, upon not less than 20 business days notice given prior to the planned closing date of such public offering, may require Motorola to exercise the warrant, provided, however, that within 15 business days of receipt of the Company's notice, Motorola may elect to cancel the warrant unexercised. On March 26, 1997 Motorola advised the Company that it will exercise the warrant in full upon consummation of the Company's initial public offering provided that the offering meets the criteria set forth above.

     Employees exercised stock options to purchase 53,000 shares of common stock for $132,500 during the year ended 1996.

     During the three months ended March 31, 1997 the Company incurred $298,900 in deferred costs related to the Company's pending initial public offering of which $250,000 was included in accounts payable at March 31, 1997.

     The Company has authorized 1,000,000 shares of preferred stock, $.01 par value. No shares of preferred stock have been issued.

     Shareholders owning 5,100,000 shares of the Company's common stock have entered into a Shareholders Agreement which, among other matters, provides for restrictions on the sale or transfer of shares by such shareholders and specifies procedures for the election of directors. The Shareholders Agreement terminates upon the consummation of an initial public offering by the Company.

                             NETSPEAK CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)


4. PROPERTY AND EQUIPMENT

                                                      DECEMBER 31,      DECEMBER 31,
                                                        1995             1996
                                                    ---------------   -------------
 Computer equipment   ...........................         $25,759       $ 1,029,808
 Furniture, fixtures and office equipment  ......           5,531           155,673
 Leasehold improvements  ........................               -            62,643
                                                         --------       -----------
 Property and equipment, cost  ..................          31,290         1,248,124
 Accumulated depreciation   .....................               -          (198,172)
                                                         --------       -----------
 Property and equipment, net   ..................         $31,290       $ 1,049,952
                                                         ========       ===========

     Depreciation expense during 1995 and 1996 was $0 and $198,172, respectively.

5. STOCK BASED COMPENSATION

     THE COMPANY MAY GRANT STOCK OPTIONS UNDER THE 1995 STOCK OPTION PLAN (THE "PLAN") TO KEY employees, consultants, officers and directors for up to 2.7 million shares of common stock. Under the Plan, the exercise price of each option must not be less than the fair market value of the Company's stock on the date of grant and an option's maximum term is 10 years. Incentive stock options vest equally over 3 years beginning on the first anniversary date of the grant, while non-statutory options vest over various periods.

     A summary of the status of the Plan as of December 31, 1995 and 1996, and changes during the periods ended on those dates is presented below:

                                                   DECEMBER 8, 1995 TO                  YEAR ENDED
                                                    DECEMBER 31, 1995               DECEMBER 31, 1996
                                              -----------------------------   ----------------------------
                                                            WEIGHTED-                         WEIGHTED-
                                                             AVERAGE                           AVERAGE
                                              SHARES      EXERCISE PRICE       SHARES       EXERCISE PRICE
                                              ---------   -----------------   -----------   --------------
 Outstanding at beginning of period  ......         -                 -         550,000             $1.00
  Granted .................................   550,000             $1.00       1,620,500              3.24
  Exercised  ..............................         -                 -          53,000              2.50
  Canceled   ..............................         -                 -         132,000              1.36
                                              -------            ------      ----------           -------
 Outstanding at end of year ...............   550,000             $1.00       1,985,500             $2.76
                                              =======            ======      ==========           =======
 Options exercisable at year-end  .........   150,000                         1,149,997
 Weighted-average fair value of options
 granted during the year ..................   $     -
                                                                                                   $ 0.83

                             NETSPEAK CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)
5. STOCK BASED COMPENSATION-(CONTINUED)


     The following table summarizes information about employee stock options outstanding at December 31, 1996:

                                                    OPTIONS OUTSTANDING                          OPTIONS EXERCISABLE
                                     -------------------------------------------------   ---------------------------------
                                         WEIGHTED-AVERAGE
   RANGE OF                                  REMAINING             WEIGHTED-AVERAGE                       WEIGHTED-AVERAGE
 EXERCISE PRICE     OUTSTANDING       CONTRACTUAL LIFE (YEARS)      EXERCISE PRICE       EXERCISABLE      EXERCISE PRICE
-----------------   --------------   ---------------------------   -------------------   --------------   ----------------
         $1.00            450,000               9.0                  $1.00                 249,997             $1.00
          2.50          1,132,500               9.1                   2.50                 900,000              2.50
  5.05 to 5.50            403,000               9.7                   5.47                       -                 -
----------------       ----------              ----                -------              ----------           -------
$ 1.00 to 5.50          1,985,500               9.2                  $2.76               1,149,997             $2.17
================       ==========              ====                =======              ==========           =======

     The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations in measuring stock based compensation, including options. Accordingly, no compensation expense has been recognized for options granted under the Plan. Had compensation expense been determined based upon the fair value at the grant date for awards under the Plan consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net loss, on a pro forma basis, for 1995 and 1996 would have been $292,183 or $0.04 per share and $3,122,726 or $0.38 per share, respectively.

     The fair value of each employee stock option grant has been estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield 0%, expected volatility 0%, risk-free interest rates ranging between 5.39% and 6.77%, and an expected life of 5 years.


6. COMMITMENTS AND CONTINGENCIES

     THE COMPANY LEASES ITS OFFICE FACILITY AND CERTAIN EQUIPMENT UNDER OPERATING LEASES WITH REMAINING lease terms in excess of one year. Future minimum lease payments as of December 31, 1996 are as follows:

 YEAR ENDING DECEMBER 31,
---------------------------
 1997 .....................   $138,025
 1998 .....................    142,086
 1999 .....................    137,734
 2000 .....................      5,713
                              --------
                              $423,558
                              ========

     Rent expense for the periods ended December 31, 1995 and 1996 was $1,000 and $67,000, respectively.

     In September 1996, the Company established a 401(k) deferred compensation plan for all employees meeting certain service requirements. The Company matches employee contributions to the Plan at its discretion. No matching contributions were made during the year ended December 31, 1996. The Company pays the administrative costs of the plan.

     The Company has entered into employment agreements with six officers with initial salaries aggregating $735,000 annually. The terms of these agreements are for two years.

                             NETSPEAK CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)
6. COMMITMENTS AND CONTINGENCIES-(CONTINUED)


     The Company has entered into Indemnification Agreements with each of the existing directors and officers, which provides for the maximum indemnification permitted by law.

     The Company may, from time to time, be involved in certain legal actions arising in the ordinary course of business. In the opinion of management, the outcome of such actions known to date will not have a material adverse effect on the Company's financial position or results of operations.

     Elk Industries has asserted, in a letter to the Company, just prior to the November 1996 expiration of U.S. Patent No. 4,128,773, owned by Elk Industries, that the Company's WebPhone client software product infringed the now expired patent. Given the initial distribution of the Company's WebPhone client software prior to expiration of the asserted patent, the Company believes any potential liability related to the allegation is not significant. Accordingly, the Company believes that this matter will not have a material effect on its financial position or results of operations.

     In May 1997, the Company received a letter from e-Net, Inc. ("e-Net") alleging that the Company's WebPhone product infringes U.S. Patent No. 5,526,353 owned by e-Net. Although, there can be no assurance of the outcome of this uncertainty, following an analysis of the subject patent and the WebPhone product, management believes the allegations are without merit and that any potential liability related to e-Net's allegations will not have a material effect on the Company's financial position and results of operations.

     At present, there are few laws or regulations that specifically address access to or commerce on the Internet. The increasing popularity and use of the Internet, however, enhance the risk that the governments of the United States and other countries in which the Company sells or expects to sell its products will seek to regulate computer telephony and the Internet with respect to, among other things, user privacy, pricing and the characteristics and quality of products and services . The Company is unable to predict the impact, if any, that future legislation, legal decisions or regulations may have on its business, financial condition or results of operations.

7. INCOME TAXES

     THE COMPANY'S PROVISION FOR INCOME TAXES CONSISTS OF THE FOLLOWING:

                            DECEMBER 31,
                               1996
                            ------------
 Current-Foreign   ......   $  225,000
 Deferred-Foreign  ......     (182,000)
                              --------
                            $   43,000
                              ========


     Income taxes for the year ended December 31, 1996 were attributable to income taxes paid to the Singapore government related to license fees received pursuant to an agreement with Creative.

                             NETSPEAK CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)
7. INCOME TAXES-(CONTINUED)


     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their income tax bases. As of December 31, 1995 and 1996, the Company had deferred tax assets as follows:

                                               DECEMBER 31,      DECEMBER 31,
                                                   1995             1996
                                             ---------------   --------------
 Deferred tax assets:
 Unearned revenue-foreign  ...............      $        -      $    182,000
 Net operating loss carryforwards   ......         110,000         1,291,000
 Valuation allowance .....................        (110,000)       (1,291,000)
                                                ----------      ------------
   Net deferred tax asset  ...............      $        -      $    182,000
                                                ==========      ============

     The valuation allowance is based on the uncertainty as to the utilization of the net operating loss carryforwards due to the Company's short operating history and losses to date.

     As of December 31, 1996, the Company had approximately $ 3,254,000 of federal and state net operating loss carryforwards available to offset future taxable income; such carryforwards begin to expire in 2009. Under the Tax Reform Act of 1986, the amounts of and benefits from net operating losses carried forward may be impaired or limited in certain circumstances. Events which may cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50% over a three year period. As of December 31, 1996, the effect of such limitations, if imposed, is not expected to be material.

      -----------------------------      -----------------------------
      -----------------------------      -----------------------------

No dealer, salesperson, or any other person has BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR SINCE THE DATES AS OF WHICH INFORMATION IS SET FORTH HEREIN. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION.
                                   ---------
                               TABLE OF CONTENTS

                                               PAGE
                                               ------
Prospectus Summary ...........................    3
Risk Factors .................................    7
Use of Proceeds ..............................   13
Dividend Policy ..............................   14
Dilution  ....................................   14
Capitalization  ..............................   15
Selected Consolidated Financial Data .........   16
Management's Discussion and
 Analysis of Financial Condition
 and Results of Operations  ..................   17
Business  ....................................   21
Management   .................................   34
Certain Transactions  ........................   39
Principal Shareholders   .....................   40
Description of Capital Stock   ...............   41
Shares Eligible for Future Sale   ............   43
Underwriting .................................   44
Legal Matters   ..............................   45
Experts   ....................................   45
Additional Information   .....................   46
Index to Consolidated Financial Statements ... F-1


UNTIL JUNE 23, 1997, (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE SHARES OF COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
                               2,400,000 Shares



                           NETSPEAK CORPORATION LOGO


                                  Common Stock

                               -------------------
                               P R O S P E C T U S
                               -------------------


                            JOSEPHTHAL LYON & ROSS

                                CRUTTENDEN ROTH

                                  May 29, 1997

      -----------------------------      -----------------------------
      -----------------------------      -----------------------------